EXHIBIT 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of financial condition and results of operations of Star Bulk Carriers Corp.  ("Star Bulk") for the six month periods ended June 30, 2014 and 2015.  Unless otherwise specified herein, references to the "Company", "we", "us" or "our" shall include Star Bulk and its subsidiaries.  You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report.  For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission (the "Commission") on April 8, 2015.  This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.
Overview
We are an international company providing worldwide transportation of dry bulk commodities through our vessel-owning subsidiaries for a broad range of customers of major bulk cargoes including coal, iron ore, and grains, and minor bulk cargoes including, bauxite, phosphate, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel.
In July 2014, we completed a transaction in which we acquired Oceanbulk Shipping LLC ("Oceanbulk Shipping") and Oceanbulk Carriers LLC, ("Oceanbulk Carriers", and, together with Oceanbulk Shipping, "Oceanbulk") from Oaktree Dry Bulk Holdings LLC (including affiliated funds, "Oaktree") and Millennia Holdings LLC ("Millennia Holdings", and together with Oaktree, the "Sellers") through the merger of our wholly-owned subsidiaries into Oceanbulk's holding companies (the "Merger").  At the time of the Merger, Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels  at shipyards in Japan and China.  Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became our Chief Executive Officer in connection with the Merger.
The agreement governing the Merger also provided for the acquisition by us (the "Heron Transaction") of two Kamsarmax vessels (the "Heron Vessels"), from Heron Ventures Ltd.  ("Heron"), a limited liability company incorporated in Malta, which was a joint venture between Oceanbulk Shipping and a third party.  We completed the Heron Transaction in December 2014.
In addition, concurrently with the Merger, we completed a transaction (the "Pappas Transaction"), in which we acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the "Pappas Companies"), which were entities owned and controlled by affiliates of the family of Mr. Pappas (the "Pappas Shareholders").  At the time of the Pappas Transaction, the Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel,  Indomitable (ex-HN 5016), which was delivered to us in January 2015.
We refer to the Merger, the Heron Transaction and the Pappas Transaction, together, as the "July 2014 Transactions".
A total of 54,104,200 of our common shares were issued to the various selling parties in the July 2014 Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 shares were issued to the owners of the Pappas Companies.
On August 19, 2014, we entered into definitive agreements with Excel Maritime Carriers Ltd.  ("Excel"), pursuant to which we acquired 34 dry bulk carrier vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (collectively, the "Excel Vessels") for an aggregate of 29,917,312 common shares and $288.4 million in cash. We completed the acquisition of the last Excel Vessel in April 2015.

We refer to the foregoing transactions relating to the acquisition of the Excel Vessels as the "Excel Transactions", and we refer to the Excel Transactions and the July 2014 Transactions as the "Transactions".
Our Fleet
Our fleet carries a variety of dry bulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. As of August 31, 2015, our operating fleet consisted of 70 vessels. Our operating fleet includes 13 Eco-type vessels, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age, and has an aggregate carrying capacity of approximately 7.4 million dwt. In addition, we have contracts for the construction of 21 Eco-type vessels (including for one newbuilding vessel we expect to sell upon delivery, as further discussed below).  By the end of the third quarter of 2016, we expect our 90-vessel fleet to have an average age of 6.6 years and an aggregate carrying capacity of 10.5 million dwt.
During the six month period ended June 30, 2015, we entered into an agreement with a third party to sell one of our newbuilding vessels upon its delivery to us, which we expect will take place in 2016.
In addition, during the six month period ended June 30, 2015, we entered into a cancellation agreement with a shipyard for the cancellation of a shipbuilding contract for one of the vessels previously scheduled to be delivered to us in June 2016 under a bareboat agreement. Under this cancellation agreement, we have no obligation to compensate the shipbuilder or the bareboat charterer for this cancelled vessel.
After the completion of the July 2014 Transactions on July 11, 2014, all of the vessels owned by Oceanbulk, which were previously under our commercial and technical management, became our owned vessels.  As of August 31, 2015, we provide commercial and technical management services to one Supramax third party vessel.
The following tables present summary information relating to our existing fleet, our newbuilding vessels and the third party vessels under our management as of August 31, 2015, including the vessels we acquired in the Transactions, giving also effect to the sales of Star Claudia and Maiden Voyage discussed below:

Existing On the Water Fleet Profile

	Vessel Name	Drybulk Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk

1	Goliath	Newcastlemax	209,537	2015	15-Jul-15
2	Gargantua	Newcastlemax	209,529	2015	2-Apr-15
3	Maharaj	Newcastlemax	209,472	2015	15-Jul-15
4	Deep Blue	Capesize	182,608	2015	27-May-15
5	Leviathan	Capesize	182,511	2014	19-Sep-14
6	Peloreus	Capesize	182,496	2014	22-Jul-14
7	Indomitable	Capesize	182,476	2015	8-Jan-15
8	Obelix	Capesize	181,433	2011	11-Jul-14
9	Christine	Capesize	180,274	2010	31-Oct-14
10	Star Pauline	Capesize	180,274	2008	29-Dec-14
11	Pantagruel	Capesize	180,181	2004	11-Jul-14
12	Star Borealis	Capesize	179,678	2011	9-Sep-11
13	Star Polaris	Capesize	179,600	2011	14-Nov-11
14	Star Angie	Capesize	177,931	2007	29-Oct-14
15	Big Fish	Capesize	177,643	2004	11-Jul-14
16	Kymopolia	Capesize	176,990	2006	11-Jul-14
17	Big Bang	Capesize	174,109	2007	11-Jul-14
18	Star Aurora	Capesize	171,199	2000	8-Sep-10
19	Star Despoina	Capesize	170,162	1999	29-Dec-14
20	Star Eleonora	Capesize	164,218	2001	3-Dec-14
21	Star Monisha	Capesize	164,218	2001	2-Feb-15
22	Amami	Post Panamax	98,681	2011	11-Jul-14
23	Madredeus	Post Panamax	98,681	2011	11-Jul-14
24	Star Sirius	Post Panamax	98,681	2011	7-Mar-14
25	Star Vega	Post Panamax	98,681	2011	13-Feb-14
26	Star Angelina	Kamsarmax	82,981	2006	5-Dec-14
27	Star Gwyneth	Kamsarmax	82,790	2006	5-Dec-14
28	Star Kamila	Kamsarmax	82,769	2005	3-Sep-14
29	Pendulum	Kamsarmax	82,619	2006	11-Jul-14
30	Star Maria	Kamsarmax	82,598	2007	5-Nov-14
31	Star Markella	Kamsarmax	82,594	2007	29-Sep-14
32	Star Danai	Kamsarmax	82,574	2006	21-Oct-14
33	Star Georgia	Kamsarmax	82,298	2006	14-Oct-14
34	Star Sophia	Kamsarmax	82,269	2007	31-Oct-14
35	Star Mariella	Kamsarmax	82,266	2006	19-Sep-14
36	Star Moira	Kamsarmax	82,257	2006	19-Nov-14
37	Star Nina	Kamsarmax	82,224	2006	5-Jan-15
38	Star Renee	Kamsarmax	82,221	2006	19-Dec-14
39	Star Nasia	Kamsarmax	82,220	2006	29-Aug-14
40	Star Laura	Kamsarmax	82,209	2006	9-Dec-14
41	Star Jennifer	Kamsarmax	82,209	2006	15-Apr-15
42	Star Helena	Kamsarmax	82,187	2006	29-Dec-14
43	Mercurial Virgo	Kamsarmax	81,545	2013	11-Jul-14
44	Magnum Opus	Kamsarmax	81,022	2014	11-Jul-14
45	Tsu Ebisu	Kamsarmax	81,001	2014	11-Jul-14

46	Star Iris	Panamax	76,466	2004	8-Sep-14
47	Star Aline	Panamax	76,429	2004	4-Sep-14
48	Star Emily	Panamax	76,417	2004	16-Sep-14
49	Star Nicole	Panamax	73,751	1997	14-Jan-15
50	Star Vanessa	Panamax	72,493	1999	7-Nov-14
51	Idee Fixe (*)	Ultramax	63,458	2015	25-Mar-15
52	Roberta (*)	Ultramax	63,426	2015	31-Mar-15
53	Laura (*)	Ultramax	63,399	2015	7-Apr-15
54	Kaley (*)	Ultramax	63,283	2015	26-Jun-15
55	Star Challenger	Ultramax	61,462	2012	12-Dec-13
56	Star Fighter	Ultramax	61,455	2013	30-Dec-13
57	Honey Badger	Ultramax	61,297	2015	27-Feb-15
58	Wolverine	Ultramax	61,297	2015	27-Feb-15
59	Star Aquarius	Ultramax	60,916	2015	22-Jul-15
60	Star Pisces	Ultramax	60,916	2015	7-Aug-15
61	Strange Attractor	Supramax	55,742	2006	11-Jul-14
62	Star Omicron	Supramax	53,489	2005	17-Apr-08
63	Star Gamma	Supramax	53,098	2002	4-Jan-08
64	Star Zeta	Supramax	52,994	2003	2-Jan-08
65	Star Delta	Supramax	52,434	2000	2-Jan-08
66	Star Theta	Supramax	52,425	2003	6-Dec-07
67	Star Epsilon	Supramax	52,402	2001	3-Dec-07
68	Star Cosmo	Supramax	52,246	2005	1-Jul-08
69	Star Kappa	Supramax	52,055	2001	14-Dec-07
70	Star Michele	Handymax	45,588	1998	14-Oct-14
		Total dwt:	7,375,054

(*) Subject to a bareboat charter that is accounted for as a capital lease.

Newbuilding Vessels

	Vessel Name	Drybulk Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date

1	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	NACKS, China	March 2016
2	HN 1359 (tbn Star Marisa) (*)	Newcastlemax	208,000	SWS, China	February 2016
3	HN 1372 (tbn Star Libra) (*)	Newcastlemax	208,000	SWS, China	November 2015
4	HN 1360 (tbn Star Ariadne) (*)	Newcastlemax	208,000	SWS, China	July 2016
5	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	July 2016
6	HN 1371 (tbn Star Virgo) (*)	Newcastlemax	208,000	SWS, China	July 2016
7	HN 1361 (tbn Star Magnanimus) (*)	Newcastlemax	208,000	SWS, China	August 2016
8	HN 1363 (tbn Star Chaucer) (*)	Newcastlemax	208,000	SWS, China	September 2016
9	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	August 2016
10	HN 5055 (tbn Behemoth)	Capesize	182,000	JMU, Japan	January 2016
11	HN 5056 (tbn Megalodon)	Capesize	182,000	JMU, Japan	January 2016
12	HN 1312 (tbn Bruno Marks)	Capesize	180,000	SWS, China	October 2015
13	HN 1313 (tbn Jenmark)	Capesize	180,000	SWS, China	October 2015
14	HN 1338 (tbn Star Aries)	Capesize	180,000	SWS, China	October 2015
15	HN 1339 (tbn Star Taurus)	Capesize	180,000	SWS, China	April 2016
16	HN 1080 (tbn Kennadi)	Ultramax	64,000	New Yangzijiang, China	January 2016
17	HN 1081 (tbn Mackenzie)	Ultramax	64,000	New Yangzijiang, China	February 2016
18	HN 1082 (tbn Night Owl)	Ultramax	64,000	New Yangzijiang, China	March 2016
19	HN 1083 (tbn Early Bird)	Ultramax	64,000	New Yangzijiang, China	April 2016
20	HN NE 196 (tbn Star Antares)	Ultramax	61,000	NACKS, China	October 2015
21	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	NACKS, China	January 2016
		Total dwt:	3,335,000

 (*) Subject to a bareboat charter that will be accounted for as a capital lease.
Third Party Vessel Under Management
Vessel Name	Type	DWT	Year Built
Serenity I	Supramax	53,688	2006

Total	1	53,688

As used herein, "JMU" refers to Japan Marine United, "SWS" refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., "NACKS" refers to Nantong COSCO KHI Ship Engineering Co., Ltd., and "New Yangzijiang" refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd, and "CSSC" refers to CSSC (Hong Kong) Shipping Company Limited.
Recent and Other Developments
—	Negotiated vessel delivery delays

In July 2015, we reached an agreement in principle with certain shipyards to further defer the delivery of certain of our newbuilding vessels for periods ranging from one to five months. These agreements are subject to execution of final documentation by both parties. The table above gives effect to the negotiated dates.

—	Agreement to reduce the purchase price of certain newbuilding vessels

In July 2015, we reached an agreement in principle with certain shipyards to reduce the purchase price of certain of our newbuilding vessels. The aggregate reduction agreed was $25.8 million and will be set off against the remaining newbuilding payments. These agreements are subject to execution of final documentation by both parties.

—	Sale of Star Natalie and Star Claudia

On August 6, 2015 and August 10, 2015 we entered into separate agreements with third parties to sell the vessels Star Natalie and Star Claudia, at market terms. The vessels were delivered to their new owners on August 26, 2015, and September 2, 2015, respectively.

—	Sale of Maiden Voyage and agreement to charter back the vessel for two years

On May 28, 2015, we entered into an agreement with a third party to sell the vessel Maiden Voyage, at market terms. We have agreed to charter back the vessel for a period of two years. The vessel was delivered to its new owners on September 15, 2015, and we became the charterers of the vessel on the same date.

—	Vessel deliveries

(i)	On July 15, 2015, we took delivery of the Newcastlemax vessels Goliath (ex HN 167) and Maharaj (ex HN 184). The delivery instalments of $75.4 million were partially financed by $60.6 million drawn under the DNB-CEXIM $227.5 million term loan facility, and the remaining amount was financed by existing cash.
(ii)	On July 22, 2015, we took delivery of the Ultramax vessel Star Aquarius (ex-HN 5040). The delivery instalment of $20.4 million was partially financed by $15.2 million drawn under the NIBC $32.0 million term loan facility. The remaining amount was financed by existing cash.
(iii)	On August 7, 2015, we took delivery of the Ultramax vessel Star Pisces (ex-HN 5043). The delivery instalment of $20.4 million was partially financed by $15.2 million drawn under the NIBC $32.0 million term loan facility and the remaining amount was financed by existing cash.
A description of the above facilities is included in our annual report for the year ended December 31, 2014, on form 20-F filed with the Commission on April 8, 2015.
—	Financing of HN 1343 (tbn Star Leo)

On August 31, 2015, we entered into a 10-year lease arrangement with CSSC to finance up to $40.0 million for the delivery installment of the HN 1343 (tbn Star Leo).

Operating Results
Factors Affecting Our Results of Operations
As of August 31, 2015, we had 61 of our vessels employed in the spot market, under charter agreements of short duration, and nine vessels on medium- to long-term time charters, scheduled to expire from January 2016 to September 2016.  Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil), port and canal charges.  Under voyage charters, we pay voyage expenses such as port, canal and fuel costs.  Under all charters, we pay for the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we also pay the dry docking costs related to our vessels.
The following table reflects certain operating data of our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

(TCE rates expressed in U.S. dollars)	Six month period ended June 30, 2014	Six month period ended June 30, 2015
Average number of vessels (1)	16.4	67.5
Number of vessels in operation (as of the last day of the periods reported)	17.0	69.0
Average age of operational fleet (in years) (2)	9.2	7.9
Ownership days (3)	2,969	12,210
Available days (4)	2,939	11,953
Voyage days for fleet (5)	2,716	9,943
Fleet utilization (6)	92.4%	83.2%
Daily time charter equivalent rate ("TCE") (7)	$14,172	$7,806

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Average age of operational fleet is calculated as of June 30, 2014 and 2015, respectively.
(3)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(4)	Available days for the fleet are the ownership days after subtracting for off-hire days as a result of major repairs, dry docking or special or intermediate surveys.
(5)	Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry docking, major repairs, special or intermediate surveys).
(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.
(7)	Please see the reconciliation of the TCE rate on the next page.
Time Charter Equivalent (TCE) Rate
Time charter equivalent rate (the "TCE rate"), is a measure of the average daily revenue performance of a vessel on a per voyage basis.  Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above or below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period to period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe TCE rate is useful information for investors in evaluating our performance. We also report TCE revenues, a non-GAAP measure, since our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate and revenue, however, may not be comparable to those reported by other companies.
The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue to voyage revenue as reflected in the unaudited interim condensed consolidated statement of operations:
(In thousands of U.S. Dollars, except as otherwise stated)	Six month period ended June 30, 2014	Six month period ended June 30, 2015
Voyage revenues	$43,064	$101,182
Less:
Voyage expenses	(7,721)	(30,637)
Plus:
Amortization of fair value of below/above market acquired time charter agreements	3,149	7,071
Time charter equivalent revenues	$38,492	$77,616
Fleet Voyage days	2,716	9,943
Daily time charter equivalent (TCE) rate (in U.S. Dollars)	$14,172	$7,806

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.
Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.
Vessel Voyage Expenses
Voyage expenses include hire paid for port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.  Our voyage expenses primarily consist of bunkers cost and commissions paid for the chartering of our vessels.
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.
Dry Docking Expenses
Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is off-hire. We utilize the direct expense method, under which we expense all dry docking costs as incurred.
Depreciation
We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel's cost less the estimated residual value.
General and Administrative Expenses
We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives' compensation, legal and accounting expenses.

Interest and Finance Costs
We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facilities for our delivered vessels and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.
Gain or Loss arising from Derivatives
From time to time, we may take positions in freight derivatives, including freight forward agreements (the "FFAs") and freight options, with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period.  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. FFAs are usually settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. In addition, from time to time, we may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value, with changes in such fair value recognized in earnings, unless specific hedge accounting criteria are met.
On August 31, 2014, we designated four of our outstanding interest rate swaps (with Credit Agricole and HSH) as accounting cash flow hedges. As part of the July 2014 Transactions, we acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013, all of which were re-designated upon the acquisition of Oceanbulk as accounting cash flow hedges in accordance with ASC Topic 815 "Derivatives and Hedging". Changes in fair value of our outstanding swaps with Credit Agricole and HSH up to the date of their designation as cash flow hedges were reported in our earnings. For the period that an interest rate swap is designated as accounting cash flow hedge, changes in the fair value corresponding to the effective portion of these swaps are reported on our consolidated balance sheet in Accumulated Other Comprehensive Loss, with the outstanding fair value (based on Level 2 inputs of the fair value hierarchy) as of the same date being separately reflected as Derivative Assets or Liabilities within our consolidated balance sheet. Our hedge effectiveness test for the second quarter of 2015 indicated that the hedging relationship of those five interest rate swaps acquired from Oceanbulk no longer qualified for special hedge accounting. We, therefore, de-designated these swaps as accounting cash flow hedges as of April 1, 2015. Accordingly, we recorded realized and unrealized gains/losses from these swaps, from April 1, 2015, in our statement of operations under Gain / (Loss) on derivative financial instruments, net (as opposed to interest and finance costs and equity).
Inflation
Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.
Results of Operations
Six month period ended June 30, 2014 compared to the six month period ended June 30, 2015
Voyage Revenues:  For the six month periods ended June 30, 2014 and 2015, our voyage revenues were approximately $43.1 million and $101.2 million, respectively.  The increase in voyage revenues was mainly due to the increase in the average number of vessels from 16.4 vessels, for the six month period ended June 30, 2014, to 67.5 vessels, for the six month period ended June 30, 2015, and a corresponding increase in Voyage Days, primarily as a result of the July 2014 Transactions and the Excel Transactions.  The TCE rate of our fleet for the six month periods ended June 30, 2014 and 2015 was $14,172 and $7,806 per day, respectively.

Management fee income:  For the six month periods ended June 30, 2014 and 2015, management fee income was approximately $1.9 million and $0.1 million, respectively. The decrease was due to the decrease in the average number of third party and related party vessels under management from 13.7 vessels, for the six month period ended June 30, 2014, to 1.0 vessels, for the six month period ended June 30, 2015. As a result of the July 2014 Transactions, 11 related party vessels under our management, which were part of the Oceanbulk fleet, became part of our fleet as of July 11, 2014. We, therefore, stopped receiving fees for the management of those vessels.

Voyage Expenses:  For the six month periods ended June 30, 2014 and 2015, our voyage expenses were approximately $7.7 million and $30.6 million, respectively. The increase in voyage expenses was mainly due to the above-described increase in the average number of vessels from 16.4, for the six month period ended June 30, 2014, to 67.5, for the six month period ended June 30, 2015.
Vessel Operating Expenses:  For the six month periods ended June 30, 2014 and 2015, our vessel operating expenses were approximately $16.1 million and $57.0 million, respectively. The increase in operating expenses was mainly due to the higher average number of vessels for the six months ended June 30, 2015 compared to the same period in 2014. In addition, vessel operating expenses for the six month periods ended June 30, 2014 and 2015 include $0.4 million and $3.6 million, respectively, of pre-delivery and pre-joining expenses, which relate to expenses for the initial crew manning and the initial supply of stores for our vessel upon delivery. Excluding these amounts, our average daily operating expenses per vessel for the six month periods ended June 30, 2014 and 2015 were $5,272 and $4,372, respectively.
Dry docking Expenses: For the six month periods ended June 30, 2014 and 2015, our dry docking expenses were approximately $1.3 million and $6.9 million, respectively. During the six months ended June 30, 2015, 14 of our vessels underwent dry docking surveys, compared to only one vessel in the first half of 2014. The amount of our dry docking expense is highly dependent on the size, age and overall condition of the dry docked vessels.
Depreciation: For the six month periods ended June 30, 2014 and 2015, depreciation was $9.8 million and $38.5 million, respectively. The increase was due to the increase in the average number of vessels from 16.4 vessels, for the six month period ended June 30, 2014, to 67.5 vessels, for the six month period ended June 30, 2015, the shift in the composition of our fleet to include larger and younger vessels and the depreciation of the fair values of the acquired vessels in the July 2014 Transactions. The increase was partially offset by an increase in the estimated scrap rate per light weight ton from $200 to $300, which became effective as of January 1, 2015, following our management's reassessment based on the historical average demolition prices prevailing in the market.
General and Administrative Expenses: For the six month periods ended June 30, 2014 and 2015, general and administrative expenses were $10.2 million and $11.2 million, respectively. General and administrative expenses for the first half of 2015 include an increase in wage expense compared to the same period in 2014, due to a 72% increase in our average number of employees. In addition, general and administrative expenses for the first half of 2014 include non-recurring transaction costs of $2.4 million related to the acquisition of Oceanbulk, Pappas Companies and the Heron Vessels, while stock based compensation expenses were $0.5 million higher in the first half of 2014 as compared to same period in 2015.
Management fee expense: Management fees for the first half of 2015 were $4.1 million. As of January 1, 2015, we engaged Ship Procurement Service ("SPS"), an unaffiliated company, to provide our fleet with certain procurement and vessel remote monitoring services at a daily fee of $295 per vessel. SPS will provide procurement and vessel remote monitoring services to a fleet of approximately 140 vessels, which in addition to our vessels also includes vessels of a product tanker company and a containership company (each of which is controlled by affiliates of Mr. Pappas and of Oaktree). We expect to benefit from lower operating expenses and dry docking costs through the economies of scale that SPS will enjoy in managing such a large fleet. In addition, three of the Excel Vessels (Christine (tbr Star Martha), Star Pauline and Star Despoina), which were acquired with attached time charter agreements, are managed by Maryville Maritime Inc., a subsidiary of Excel, until the expiration of their existing time charter agreements (two of which expired in August and one of which expires in October 2015) at a monthly fee of $17,500 per vessel. Total management fees to SPS and Maryville for the six month period ended June 30, 2015 were $3.7 million and $0.3 million, respectively, and are included in Management fees in the unaudited interim condensed statement of operations, included elsewhere herein.

Impairment Loss: During the first half of 2015, we recorded an impairment loss of an aggregate of $28.8 million, or $0.17 per basic and diluted share, relating to: (i) the sale of vessel Star Monika (which was delivered to its new owners in April 2015); (ii) an agreement to sell one of our newbuilding vessels upon its delivery to us in 2016; (iii) an agreement to sell the vessel Maiden Voyage (which was delivered to its new owners in early September 2015); and (iv) the cancellation of one of our newbuilding vessels. The impairment loss includes $18.2 million, which is attributed to the write-off of the fair value adjustment recognized upon the Merger in July 2014, in connection with these vessels.
Loss on time charter agreement termination: During the first half of 2015, we recognized a $2.1 million write-off of the unamortized fair value of the above market acquired time charter of the vessel Star Big, due to its redelivery prior to the end of its time charter in connection with its sale and delivery to its new owners in June 2015.
Loss on sale of vessel: During the first half of 2015 we recognized an aggregate loss on a sale of vessel of $13.4 million in connection with the sale of the vessels Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Mega and Star Christianna. Total sale proceeds from these sales were $36.1 million, of which $1.1 million was received in 2014 as an advance for the sale of the vessel Star Kim.
Interest and Finance Costs:  Interest and finance costs for the first half of 2015 and 2014 were $13.9 million and $3.1 million, respectively. The increase is attributable to the higher average balance of our outstanding indebtedness of $910.0 million for the first half of 2015, including $50.0 million under the 8.00% Senior Notes and our capital lease obligations, compared to $234.8 million for the first half of 2014. In addition, for the first half of 2015, interest and finance costs included $1.3 million of realized loss on hedging interest rate swaps. No realized interest swap loss was included in interest and finance costs for the first half of 2014, since at that time our interest rate swap agreements were not in effect. Interest and finance costs for the first half of 2015 and 2014, also included interest capitalized from general debt of $6.2 million and $1.3 million, respectively, in connection with the payments made for our newbuilding vessels.
Loss on debt extinguishment: During the first half of 2015, we recorded $1.0 million of loss on debt extinguishment, in connection with the non-cash write off of unamortized deferred finance charges due to prepayments of certain of our loan facilities.
Loss on derivative financial instruments: During the six month period ended June 30, 2015, we recorded a loss on derivative financial instruments of $0.7 million, which included realized and unrealized gains/losses from swaps that were de-designated as accounting cash flow hedges from April 1, 2015 (date of de-designation). Loss on derivative financial instruments of $0.8 million during the first half of 2014 represents the non-cash loss from the mark to market valuation of four interest rate swaps outstanding as of June 30, 2014, which at that time had not been designated as cash flow hedges.
Cash Flows
Net cash provided by operating activities for the six month period ended June 30, 2014 was $10.5 million, while net cash used in operating activities for the six month period ended June 30, 2015 was $9.5 million.  The decrease was heavily affected by the decrease of the TCE rate from $14,172 for the six month period ended June 30, 2014 to $7,806 for the six month period ended June 30, 2015.
Net cash used in investing activities for the six month periods ended June 30, 2014 and 2015 was $77.0 million and $278.5 million, respectively.

For the first half of 2015, net cash used in investing activities consisted of:
—	$190.9 million paid for advances and other capitalized expenses for our newbuilding vessels;
—	$87.2 million paid for the four newbuilding vessels delivered (Roberta, Idee Fixe, Kaley and Laura); which are subject to bareboat charters that we are accounting for as capital leases;
—	$39.5 million paid for the acquisition of the last six Excel Vessels;
offset by:
—	$38.8 million of proceeds from the sale of the vessels Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Monika, Star Mega and Star Christianna; and

—	a net decrease of $0.2 million in restricted cash.
For the first half of 2014, net cash used in investing activities consisted of:
—	$13.9 million paid for advances and other capitalized expenses for our newbuilding vessels;
—	$60.4 million paid for the acquisition of secondhand vessels and other fixed assets;
—	$0.2 million paid to acquire 33% of the total outstanding common stock of Interchart Shipping Inc, a Liberian company that acts as a chartering broker to our fleet;
—	a net increase of $3.1 million in restricted cash; and
offset by:
—	$0.6 million of hull and machinery insurance proceeds.
Net cash provided by financing activities for the six month periods ended June 30, 2014 and 2015 was $62.6 million and $487.2 million, respectively.

For the first half of 2015, net cash provided by financing activities consisted of:
—	proceeds from loan facilities for an aggregate of $183.5 million for the financing of: (i) delivery installments for four of our newbuilding vessels that were delivered during the period; (ii) cash consideration for the acquisition of the last six Excel Vessels; and (iii) the repayment in full of the $231.0 million Senior Secured Credit Agreement, among Unity, as Borrower, the initial lenders named therein, as Initial Lenders, affiliates of Oaktree and Angelo, Gordon & Co. as Lenders, and Wilmington Trust, National Association, as Administrative Agent (the “Excel Vessel Bridge Facility”);
—	capital lease obligations of $82.7 million, relating to four newbuildings delivered during the period under bareboat charters;
—	$418.8 million of proceeds from two public offerings of our common shares, which were completed in January 2015 and May 2015, net of underwriting discounts and commissions and less offering expenses of $1.0 million;
offset by:
—	financing fees paid of $8.5 million; and
—	an aggregate of $188.2 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and prepayments of certain of our loan facilities.

For the first half of 2014, net cash provided by financing activities consisted of:
—	proceeds from bank loans of $74.0 million;
offset by:
—	loan installment payments of $10.5 million; and
—	$0.9 million of financing fees paid.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, additional debt under secured credit facilities or debt securities and operating cash flow. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends.
Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when we are able to do so. Sources of short-term liquidity include our revenues earned from our charters.
As of June 30, 2015, we had outstanding borrowings of $858.1 million, of which $93.1 million is scheduled to be repaid in the next twelve months. As of June 30, 2015, cash and cash equivalents increased to $285.2 million compared to $86.0 million as of December 31, 2014. Legally restricted cash, due to cash collateral requirements contained in our loan agreements, was increased to $13.8 million as of June 30, 2015, compared to $14.0 million as of December 31, 2014. Our working capital, which is equal to current assets minus current liabilities, including the current portion of long-term debt, was a surplus of $193.3 million as of June 30, 2015, compared to a deficit of $5.8 million as of December 31, 2014.

As of August 31, 2015, we have agreed to sell three of our vessels, including one newbuilding vessel (see discussion above), from which we expect to receive $34.4 million of net equity proceeds. In addition, as of August 31, 2015, the total payments for our remaining 20 newbuilding vessels were expected to be $698.2 million. Up to that date, we had already paid $185.7 million for these newbuilding vessels. As of August 31, 2015, we have secured $649.2 million of debt financing for our remaining 20 newbuilding vessels. The remaining payments for the newbuilding vessels are expected to be paid from cash on hand, proceeds of vessel sales or the net proceeds of additional debt or equity financings. Based on market conditions, our growth strategy and our cash and liquidity position, we may, from time to time, seek to delay or cancel the construction of certain of our newbuilding vessels or seek to dispose of further existing vessels.
As of August 31, 2015, we had $246.7 million in cash and outstanding borrowings of $1,011.0 million, including the $50.0 million under the issued 2019 Notes and our capital lease obligations.
We may fund possible growth through our cash balances, operating cash flow, additional debt or equity issuances, or vessel sales. Our practice has been to acquire dry bulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our dry bulk carriers.  In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all.  Further, our stock price and the stock price of shipping companies in general have recently been volatile, and we may not be able to raise additional equity financing. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management's expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.
Loan Facilities
For information relating to our loan agreements, please see Note 9 to our audited financial statements for the year ended December 31, 2014 included in our annual report on Form 20-F, which was filed with the Commission on April 8, 2015, and Notes 8 and 15 to our unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2015, included elsewhere herein.
Our credit facilities contain financial covenants requiring us (or the borrowing entity) to maintain various financial ratios, including:

—	a minimum percentage of aggregate vessel value to loans secured (security cover ratio);
—	a minimum market value adjusted net worth;
—	a maximum ratio of total liabilities to market value adjusted total assets;
—	a debt service coverage ratio;
—	a minimum EBITDA to interest coverage ratio;
—	a minimum liquidity; and
—	a minimum equity ratio.

During the six months ended June 30, 2015, based on our analysis of our future liquidity position and operating performance, the dry bulk market, our anticipated vessel deliveries and the market values of our vessels, we have obtained waivers from our lenders, amending or waiving all of the foregoing types of financial covenants (other than minimum liquidity and minimum equity ratios) contained in the various facility agreements. Most of the amendments and waivers are effective through December 31, 2016, and we have agreed not to pay any dividends on our common equity through such date. As a result, as of June 30, 2015, we were in compliance with the applicable financial and other covenants contained in our amended debt agreements.

In addition, as of June 30, 2015, we have also assumed bareboat charters with respect to 11 newbuilding vessels being built at New Yangzijiang, CSSC and SWS, as further disclosed in Note 5 and 6 to our unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2015, included elsewhere herein.

Contractual Obligations
The following table sets forth our contractual obligations as of June 30, 2015:
	Twelve month periods ending June 30, (in thousands of U.S. Dollars)
	Total	2016	2017	2018	2019	2020	2021 and thereafter
Long term debt (1)	$858,068	$93,128	$140,554	$89,780	$203,411	$215,902	$115,293
Interest on long term debt (2)	107,664	31,755	25,543	22,250	17,560	6,894	3,662
Shipbuilding contracts and agreed extra costs (3)	577,868	500,681	77,187	—	—	—	—
Capital lease obligations of delivered vessels (4)	81,680	4,380	4,610	4,830	6,030	9,360	52,470
Interest on capital lease obligation of delivered vessels (4)	24,198	4,260	4,030	3,810	3,542	3,010	5,546
Bareboat capital leases – upfront hire & handling fees of newbuilding vessels (5)	13,613	12,269	1,344	—	—	—	—
Bareboat commitments charterhire of newbuilding vessels (6)	364,854	4,803	26,123	27,219	27,151	27,488	252,070
Total	$2,027,945	$651,276	$279,391	$147,889	$257,694	$262,654	$429,041

(1)	The outstanding balance of our long-term debt with commercial banks at June 30, 2015 was $858.1 million as further discussed in Note 8 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2015, included elsewhere herein.
(2)	Our long-term debt outstanding as of June 30, 2015 bears interest at a variable rate of LIBOR plus a margin. The calculation of interest payments has been made assuming interest rates based on the three-month LIBOR as of June 30, 2015 (i.e. 0.2832%) and our various applicable margin rates under our debt as of June 30, 2015.
(3)	The amounts presented in the contractual obligations table represent our remaining obligations as of June 30, 2015 with respect to the pipeline of our newbuilding program, excluding those applicable under the bareboat lease agreements classified as capital leases, which are discussed under footnote (5) below, giving effect to the renegotiated prices and delivery dates of certain of our newbuilding vessels disclosed in Notes 15(a) and (b) to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2015, included elswhere herein.
(4)	The amounts presented in the contractual obligations table as "Capital lease obligations of delivered vessels" represent the present value of our commitments for minimum payments under the bareboat lease arrangements with respect to vessels delivered to us up to June 30, 2015, as further discussed in Note 5 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2015, included elsewhere herein. Interest on these commitments is also presented in the historical contractual obligations table as "Interest on capital lease obligation of delivered vessels".
(5)	The amounts represent the Company's commitments under the bareboat lease arrangements for the upfront hire and handling fees for those vessels under construction as of June 30, 2015.

(6)
The amounts represent the Company's commitments under the bareboat lease arrangements for the charter hire for those vessels, under construction as of June 30, 2015. The bareboat charter hire is comprised of a fixed and a variable portion.  The variable portion is based on the 6-month Libor rate of 0.44485% as of June 30, 2015 (please refer to Note 6 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2015, included elsewhere herein).

Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2014 other than those reflected in our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2015 included elsewhere herein.  For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and "Item 5 — Operating and Financial Review and Prospects," included in our Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Commission on April 8, 2015 and Note 2 to the unaudited interim condensed consolidated financial statements for the six month period ended June 30, 2015, included elsewhere in this report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
Consolidated Balance Sheets as of December 31, 2014 and June 30, 2015 (unaudited)	F-2
Unaudited Interim Condensed Consolidated Statements of Operations for the six month periods ended June 30, 2014 and 2015	F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the six month periods ended June 30, 2014 and 2015	F-4
Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity for the six month periods ended June 30, 2014 and 2015	F-5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2014 and 2015	F-6
Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2014 and June 30, 2015 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2014	June 30, 2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$86,000	$285,203
Restricted cash, current (Note 8)	3,352	2,769
Trade accounts receivable	24,765	18,316
Inventories (Note 4)	14,368	16,691
Due from managers	81	81
Due from related parties (Note 3)	245	671
Other current assets	1,269	1,524
Prepaid expenses and other receivables	4,350	5,164
Total Current Assets	134,430	330,419

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	454,612	337,671
Vessels and other fixed assets, net (Note 5)	1,441,851	1,772,664
Total Fixed Assets	1,896,463	2,110,335

OTHER NON-CURRENT ASSETS
Long term Investment (Note 3)	634	847
Deferred finance charges, net	8,029	13,002
Restricted cash, non-current (Note 8 )	10,620	11,020
Fair value of above market acquired time charter (Note 7)	11,908	2,723
TOTAL ASSETS	$2,062,084	$2,468,346

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$88,317	$93,128
Lease commitments short term (Note 5)	-	4,380
Excel Vessel Bridge Facility from related parties, current portion (Note 3 and Note 8)	8,168	-
Accounts payable	18,487	10,898
Due to buyers (Note 5)	1,100	-
Due to related parties (Note 3)	2,166	900
Due to managers	-	4,539
Accrued liabilities	13,738	14,171
Derivative liability, current (Note 14)	5,722	7,247
Deferred revenue	2,500	1,863
Total Current Liabilities	140,198	137,126

NON-CURRENT LIABILITIES
8.00% 2019 Notes (Note 8)	50,000	50,000
Long term debt (Note 8)	667,315	714,940
Lease commitments long term (Note 5)	-	77,300
Excel Vessel Bridge Facility from related parties, non current portion (Note 3 and Note 8)	47,993	-
Derivative liability, non current (Note 14)	2,010	3,653
Other non-current liabilities	266	300
TOTAL LIABILITIES	907,782	983,319

COMMITMENTS & CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2014 and June 30, 2015 (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 109,426,236 and 218,934,541 shares issued and outstanding at December 31, 2014 and June 30, 2015, respectively (Note 9)	1,094	2,189
Additional paid in capital (Note 9)	1,567,713	2,005,649
Accumulated other comprehensive loss (Note 14)	(378)	(3,487)
Accumulated deficit	(414,127)	(519,324)
Total Stockholders' Equity	1,154,302	1,485,027
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,062,084	$2,468,346

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six month periods ended June 30, 2014 and 2015
(Expressed in thousands of U.S. dollars except for share and per share data)

	Six months ended June 30,
	2014	2015

Revenues:
Voyage revenues	$43,064	$101,182
Management fee income (Note 3)	1,861	136
	44,925	101,318

Expenses
Voyage expenses	7,721	30,637
Vessel operating expenses	16,062	56,964
Dry docking expenses	1,264	6,945
Depreciation	9,777	38,519
Management fees (Note 3 and Note 10 )	-	4,063
General and administrative expenses	10,215	11,153
Vessel impairment loss (Note 5 and Note 6)	-	28,829
Loss on time charter agreement termination (Note 7)	-	2,114
Other operational loss	94	-
Other operational gain	(407)	(590)
Bad debt expense	215	-
Loss on sale of vessel (Note 5)	-	13,389
	44,941	192,023
Operating income / (loss)	(16)	(90,705)

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(3,057)	(13,871)
Interest and other income/(loss)	21	828
Gain / (Loss) on derivative financial instrument, net (Note 14)	(819)	(688)
Loss on debt extinguishment (Note 8)	-	(974)
Total other expenses, net	(3,855)	(14,705)

INCOME/(LOSS) BEFORE EQUITY IN INCOME OF INVESTEE	(3,871)	(105,410)
Equity in income of investee	1	213
Net income / (loss)	$(3,870)	$(105,197)

Earnings / (Loss) per share, basic and diluted (Note 11)	$(0.13)	$(0.61)
Weighted average number of shares outstanding, basic and diluted (Note 11)	28,973,621	171,736,658

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the six month periods ended June 30, 2014 and 2015
(Expressed in thousands of U.S. dollars except for share and per share data)

	Six months ended June 30,
	2014	2015
Net income/ (loss):	$(3,870)	$(105,197)
Other comprehensive loss:
Unrealized losses from cash flow hedges:
Unrealized losses from cash flow hedges during the period before reclassifications	-	(4,827)
Less:
Reclassification adjustments of losses from cash flow hedges included in net loss during the period	-	1,718
Other comprehensive loss	-	(3,109)
Comprehensive income / (loss)	$(3,870)	$(108,306)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six month periods ended June 30, 2014 and 2015
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Shares
	# of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive loss	Accumulated deficit	Total Stockholders' Equity

BALANCE, January 1, 2014	29,059,671	$291	$668,219	$-	$(402,404)	$266,106
Net income / (loss)	-	-	-	-	(3,870)	(3,870)
Other comprehensive loss	-	-	-	-	-	-
Issuance of common shares - Acquisition of 33% of Interchart (Note 9)	22,598	-	328	-	-	328
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 12)	411,500	4	1,899	-	-	1,903
BALANCE, June 30, 2014	29,493,769	$295	$670,446	$-	$(406,274)	$264,467

BALANCE, January 1, 2015	109,426,236	$1,094	$1,567,713	$(378)	$(414,127)	$1,154,302
Net income / (loss)	-	-	-	-	(105,197)	(105,197)
Other comprehensive loss	-	-	-	(3,109)	-	(3,109)
Amortization of stock-based compensation (Note 12)	-	-	1,407	-	-	1,407
Issuance of common shares (Note 9)	105,250,418	1,053	416,744	-	-	417,797
Shares for commission to Oceanbulk Maritime (Note 3)	-	-	519	-	-	519
Issuance of common shares for Excel Transactions (Note 1)	4,257,887	42	19,266	-	-	19,308
BALANCE, June 30, 2015	218,934,541	$2,189	$2,005,649	$(3,487)	$(519,324)	$1,485,027

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six month periods ended June 30, 2014 and 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2014	2015
Cash Flows from Operating Activities:
Net income / (loss)	$(3,870)	$(105,197)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	9,777	38,519
Amortization of fair value of above market acquired time charters (Note 7)	3,149	7,071
Amortization of deferred finance charges (Note 8)	284	1,199
Loss on debt extinguishment (Note 8)	-	974
Loss on time charter agreement termination (Note 7)	-	2,114
Vessel impairment loss (Note 5 and Note 6)	-	28,829
Loss on sale of vessel (Note 5)	-	13,389
Stock-based compensation (Note 12)	1,903	1,407
Change in fair value of derivatives	819	59
Other non-cash charges	215	34
Gain from insurance claim	(237)	-
Equity of income of investee	-	(213)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(1,223)	6,449
Inventories	(3,501)	(2,323)
Prepaid expenses and other current assets	(602)	(1,069)
Due from related parties	(1,467)	(426)
Increase/(Decrease) in:
Accounts payable	2,060	(3,814)
Due to related parties	917	(1,266)
Accrued liabilities	2,207	863
Due to managers	-	4,539
Deferred revenue	54	(637)
Net cash provided by/(used in) Operating Activities	$10,485	$(9,499)

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets (Note 5 and Note 6)	$(74,267)	$(317,538)
Long-term investment	(200)	-
Cash proceeds from vessel sale (Note 5)	-	38,831
Hull and Machinery Insurance proceeds	550	-
Decrease in restricted cash	22	3,487
Increase in restricted cash	(4,102)	(3,304)
Net cash provided by/(used in) Investing Activities	$(77,997)	$(278,524)

Cash Flows from Financing Activities:
Proceeds from bank loans	$74,000	$266,181
Loan prepayments and repayments	(10,452)	(188,226)
Financing fees paid	(914)	(8,526)
Proceeds from issuance of common shares (Note 9)	-	418,771
Offering expenses paid related to the issuance of common shares (Note 9)	-	(974)
Net cash provided by/(used in) Financing Activities	$62,634	$487,226

Net (decrease) / increase in cash and cash equivalents	$(4,878)	$199,203
Cash and cash equivalents at beginning of period	44,298	86,000

Cash and cash equivalents at end of the period	$39,420	$285,203

Cash paid during the period for:
Interest	$2,540	$19,844

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.
Star Bulk’s common shares started trading on the NASDAQ Global Select Market on December 3, 2007, under the ticker symbol “SBLK.” The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the “Company,” and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information.  Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented.  Operating results for the six months ended June 30, 2015, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015.
The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on April 8, 2015.  The balance sheet as of December 31, 2014 has been derived from the audited financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.
The 2014 Transactions
On July 11, 2014, the Company, as part of its growth strategy, completed a transaction that resulted in the acquisition of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”) through the merger of the Company’s wholly-owned subsidiaries, Star Synergy LLC and Star Omas LLC, into Oceanbulk’s holding companies (the “Merger”).  At the time of the Merger, Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels at shipyards in Japan and China.  Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became the Company’s Chief Executive Officer in connection with the Merger.
The agreement governing the Merger also provided for the acquisition (the “Heron Transaction”) by the Company of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd.  (“Heron”), a limited liability company incorporated in Malta, which was a joint venture between Oceanbulk Shipping and a third party. The Heron Transaction has been reflected in the Company’s consolidated financial statements as a purchase of assets.
In addition, concurrently with the Merger, the Company completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas.  At the time of the Merger, the Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (Indomitable), which was delivered in January 2015. The Merger, the Heron Transaction and the Pappas Transaction are referred to, together, as the “July 2014 Transactions”.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

A total of 54,104,200 of the Company’s common shares were issued to the various selling parties in the July 2014 Transactions, consisting of 48,395,766 common shares consideration for the Merger with Oceanbulk, 3,592,728 common shares consideration for the acquisition of Pappas Companies and 2,115,706 common shares partial consideration for the acquisition of the Heron Vessels.
The results of operations of Oceanbulk and the Pappas Companies have been reflected in the Company’s consolidated statement of operations since the acquisition date (July 11, 2014).  As a result, no financial information of Oceanbulk and the Pappas Companies are included in the accompanying statement of operations for the period ended June 30, 2014.
The following unaudited pro forma consolidated financial information reflects the results of operations for the six month period ended June 30, 2014, as if the Merger and the Pappas Transaction had been consummated on January 1, 2013 and after giving effect to purchase accounting adjustments, including the nonrecurring pro forma reversal of:  (i)  all acquisition-related transaction costs of $2,363 incurred in the six month period ended June 30, 2014 and (ii) the interest expense of $1,816 incurred in the six month period ended June 30, 2014, with respect to the convertible loan owed by Oceanbulk to its members, which was converted into equity because of the Merger, as if the conversion had taken place on January 1, 2013.  These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the Merger and the Pappas Transaction actually taken place on January 1, 2013. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations:
Six month period ended June 30, 2014
Pro forma revenues	$73,448
Pro forma operating loss	(4,637)
Pro forma net loss	(12,270)
Pro forma loss per share, basic and diluted	$(0.15)

In addition, on August 19, 2014, the Company entered into definitive agreements with Excel Maritime Carriers Ltd.  (“Excel”) pursuant to which (the “Excel Transactions”) the Company acquired 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”) for an aggregate consideration of 29,917,312 of its common shares (the “Excel Vessel Share Consideration”) and $288,391 in cash. The last Excel Vessel was delivered to the Company in April 2015. The delivery of each Excel Vessel has been reflected in the Company’s financial statements as a purchase of assets.
The Excel Transactions along with the July 2014 Transactions are herein collectively referred to as the “2014 Transactions”.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Subsidiaries, Owned Vessels and Newbuilding Contracts
Below is the list of Star Bulk’s subsidiaries, all of which are wholly owned, as of June 30, 2015:
Vessels in operation at June 30, 2015
				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
2	L.A. Cape Shipping LLC	Deep Blue (1)	182,608	May 27, 2015	2015
3	Cape Ocean Maritime LLC	Leviathan (1)	182,511	September 19, 2014	2014
4	Cape Horizon Shipping LLC	Peloreus (1)	182,496	July 22, 2014	2014
5	Positive Shipping Company	Indomitable (1)	182,476	January 8, 2015	2015
6	OOCAPE1 Holdings LLC	Obelix (1)	181,433	July 11, 2014	2011
7	Sandra Shipco LLC	Star Pauline (2)	180,274	December 29, 2014	2008
8	Christine Shipco LLC	Christine (tbr Star Martha) (2)	180,274	October 31, 2014	2010
9	Pacific Cape Shipping LLC	Pantagruel (1)	180,181	July 11, 2014	2004
10	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
11	Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
12	Star Trident V LLC	Star Angie (2)	177,931	October 29, 2014	2007
13	Sky Cape Shipping LLC	Big Fish (1)	177,643	July 11, 2014	2004
14	Global Cape Shipping LLC	Kymopolia (1)	176,990	July 11, 2014	2006
15	Sea Cape Shipping LLC	Big Bang (1)	174,109	July 11, 2014	2007
16	Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
17	Lowlands Beilun Shipco LLC	Star Despoina (2)	170,162	December 29, 2014	1999
18	Star Trident VII LLC	Star Eleonora (2)	164,218	December 3, 2014	2001
19	Star Trident VI LLC	Star Monisha (2)	164,218	February 2, 2015	2001
20	Nautical Shipping LLC	Amami (1)	98,681	July 11, 2014	2011
21	Majestic Shipping LLC	Madredeus (1)	98,681	July 11, 2014	2011
22	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
23	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
24	Star Alta II LLC	Star Angelina (3)	82,981	December 5, 2014	2006
25	Star Alta I LLC	Star Gwyneth (3)	82,790	December 5, 2014	2006
26	Star Trident I LLC	Star Kamila (2)	82,769	September 3, 2014	2005
27	Grain Shipping LLC	Pendulum (1)	82,619	July 11, 2014	2006
28	Star Trident XIX LLC	Star Maria (2)	82,598	November 5, 2014	2007
29	Star Trident XII LLC	Star Markella (2)	82,594	September 29, 2014	2007
30	Star Trident IX LLC	Star Danai (2)	82,574	October 21, 2014	2006
31	Star Trident XI LLC	Star Georgia (2)	82,298	October 14, 2014	2006
32	Star Trident VIII LLC	Star Sophia (2)	82,269	October 31, 2014	2007
33	Star Trident XVI LLC	Star Mariella (2)	82,266	September 19, 2014	2006
34	Star Trident XIV LLC	Star Moira (2)	82,257	November 19, 2014	2006
35	Star Trident XVIII LLC	Star Nina (2)	82,224	January 5, 2015	2006
36	Star Trident X LLC	Star Renee (2)	82,221	December 18, 2014	2006
37	Star Trident II LLC	Star Nasia (2)	82,220	August 29, 2014	2006
38	Star Trident XIII LLC	Star Laura (2)	82,209	December 8, 2014	2006
39	Star Trident XV LLC	Star Jennifer (2)	82,209	April 15, 2015	2006
40	Star Trident XVII LLC	Star Helena (2)	82,187	December 29, 2014	2006
41	Mineral Shipping LLC	Mercurial Virgo (1)	81,545	July 11, 2014	2013
42	KMSRX Holdings LLC	Magnum Opus (1)	81,022	July 11, 2014	2014
43	Dioriga Shipping Co.	Tsu Ebisu (1)	81,001	July 11, 2014	2014
44	Star Trident III LLC	Star Iris (2)	76,466	September 8, 2014	2004

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

45	Star Trident IV LLC	Star Aline (2)	76,429	September 4, 2014	2004
46	Star Trident XX LLC	Star Emily (2)	76,417	September 16, 2014	2004
47	Star Trident XXII LLC	Star Natalie (2)	73,798	August 29, 2014	1998
48	Star Trident XXIII LLC	Star Nicole (2)	73,751	January 14, 2015	1997
49	Star Trident XXV LLC	Star Vanessa (2)	72,493	November 7, 2014	1999
50	Star Trident XXVI LLC	Star Claudia (2)	71,662	January 20, 2015	1997
51	Spring Shipping LLC	Idee Fixe (1)(4)	63,458	March 25, 2015	2015
52	Orion Maritime LLC	Roberta (1)(4)	63,426	March 31, 2015	2015
53	Success Maritime LLC	Laura (1)(4)	63,399	April 7, 2015	2015
54	Ultra Shipping LLC	Kaley (1)(4)	63,283	June 26, 2015	2015
55	Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
56	Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
57	Aurelia Shipping LLC	Honey Badger (1)	61,297	February 27, 2015	2015
58	Rainbow Maritime LLC	Wolverine (1)	61,297	February 27, 2015	2015
59	Premier Voyage LLC	Maiden Voyage (1)	58,722	July 11, 2014	2012
60	Glory Supra Shipping LLC	Strange Attractor (1)	55,742	July 11, 2014	2006
61	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
62	Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
63	Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003
64	Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
65	Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
66	Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
67	Star Cosmo LLC	Star Cosmo	52,246	July 1, 2008	2005
68	Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
69	Star Trident XXX LLC	Star Michele (2)	45,588	October 14, 2014	1998

________________
(1)	Vessels acquired pursuant to the Merger and the Pappas Transaction
(2)	Vessels acquired pursuant to the Excel Transactions
(3)	Vessels acquired from Heron
(4)	Vessels subject to a capital bareboat lease (Note 5)

Newbuildings at June 30, 2015
	Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date
1	Sea Diamond Shipping LLC	HN NE 167 (tbn Goliath) (Note 15)	Newcastlemax	209,000	July 2015
2	Coral Cape Shipping LLC	HN NE 184 (tbn Maharaj) (Note 15)	Newcastlemax	209,000	July 2015
3	Star Ennea LLC	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	March 2016
4	Clearwater Shipping LLC	HN 1359 (tbn Star Marisa) (1) (2)	Newcastlemax	208,000	November 2015
5	Star Seeker LLC	HN 1372 (tbn Star Libra) (2)	Newcastlemax	208,000	November 2015
6	Domus Shipping LLC	HN 1360 (tbn Star Ariadne) (1) (2)	Newcastlemax	208,000	February 2016
7	Star Castle I LLC	HN 1342 (tbn Star Gemini) (1)	Newcastlemax	208,000	March 2016
8	Star Breezer LLC	HN 1371 (tbn Star Virgo) (2)	Newcastlemax	208,000	February 2016
9	Festive Shipping LLC	HN 1361 (tbn Star Magnanimus) (1) (2)	Newcastlemax	208,000	May 2016
10	Star Castle II LLC	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	March 2016
11	White Sand Shipping LLC	HN 1363 (tbn Star Chaucer) (1) (2)	Newcastlemax	208,000	September 2016
12	Cape Confidence Shipping LLC	HN 5055 (tbn Behemoth)	Capesize	182,000	January 2016
13	Cape Runner Shipping LLC	HN 5056 (tbn Megalodon)	Capesize	182,000	January 2016
14	Olympia Shiptrade LLC	HN 1312 (tbn Bruno Marks)	Capesize	180,000	September 2015
15	Victory Shipping LLC	HN 1313 (tbn Jenmark)	Capesize	180,000	October 2015
16	Star Cape I LLC	HN 1338 (tbn Star Aries)	Capesize	180,000	November 2015
17	Star Cape II LLC	HN 1339 (tbn Star Taurus)	Capesize	180,000	March 2016
18	Blooming Navigation LLC	HN 1080 (tbn Kennadi)	Ultramax	64,000	January 2016

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

19	Jasmine Shipping LLC	HN 1081 (tbn Mackenzie)	Ultramax	64,000	February 2016
20	Oday Marine LLC	HN 1082 (tbn Night Owl)	Ultramax	64,000	March 2016
21	Searay Maritime LLC	HN 1083 (tbn Early Bird)	Ultramax	64,000	April 2016
22	Star Axe I LLC	HN NE 196 (tbn Star Antares)	Ultramax	61,000	October 2015
23	Star Axe II LLC	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	January 2016
24	Star Asia I LLC	HN 5040 (tbn Star Aquarius) (Note 15)	Ultramax	60,000	July 2015
25	Star Asia II LLC	HN 5043 (tbn Star Pisces) (Note 15)	Ultramax	60,000	August 2015

________________
(1)	Vessels acquired pursuant to the Merger and the Pappas Transaction
(2)	Subject to a capital bareboat lease (Note 6)

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Non-vessel owning subsidiaries at June 30, 2015
Wholly Owned Subsidiaries
Star Bulk Management Inc.
Starbulk S.A.
Star Bulk Manning LLC
Star Omas LLC (1)
Star Synergy LLC (1)
Oceanbulk Shipping LLC
Oceanbulk Carriers LLC
International Holdings LLC
Unity Holding LLC
Star Bulk (USA) LLC
Star Trident XXI LLC (2)
Star Trident XXIV LLC (2)
Star Trident XXVII LLC (2)
Star Trident XXXI LLC (2)
Star Trident XXIX LLC (2)
Star Trident XXVIII LLC (2)
Lamda LLC (2)
Star Alpha LLC (2)
Star Beta LLC (2)
Star Ypsilon LLC (2)
Star Mega LLC (2)
Star Big LLC (2)

________________
(1)	Entities established to merge with the holding companies of Oceanbulk
(2)	Owning companies of vessels which were sold that currently have no operations

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Below is the list of the vessels which were under commercial and technical management by Star Bulk’s wholly owned subsidiary, Starbulk S.A., during the six month period ended June 30, 2014.  For each vessel, Starbulk S.A. received a fixed management fee of $0.75 per day.
Vessel Owning Company	Vessel Name	DWT	Effective Date of Management Agreement	Year Built
Global Cape Shipping LLC (1)	Kymopolia	176,990	January 30, 2014	2006
OOCAPE1 Holdings LLC (1)	Obelix	181,433	October 19, 2012	2011
Pacific Cape Shipping LLC (1)	Pantagruel	180,181	October 24, 2013	2004
Sea Cape Shipping LLC (1)	Big Bang	174,109	August 30, 2013	2007
Sky Cape Shipping LLC (1)	Big Fish	177,662	October 18, 2013	2004
Majestic Shipping LLC (1)	Madredeus	98,681	February 4, 2014	2011
Nautical Shipping LLC (1)	Amami	98,681	February 4, 2014	2011
Grain Shipping LLC (1)	Pendulum	82,619	February 17, 2014	2006
Mineral Shipping LLC (1)	Mercurial Virgo	81,545	February 17, 2014	2011
Adore Shipping Corp.	Renascentia (2)	74,732	June 20, 2013	1999
Hamon Shipping Inc	Marto (3)	74,470	August 2, 2013	2001
Glory Supra Shipping LLC (1)	Strange Attractor	55,742	September 24, 2013	2006
Premier Voyage LLC (1)	Maiden Voyage	58,722	September 28, 2012	2012
Serenity Maritime Inc.	Serenity I	53,688	June 11, 2011	2006

________________
(1)	The respective companies were related parties, please refer to Note 3, which became wholly owned subsidiaries following the completion of the Merger on July 11, 2014, when the respective management agreements were terminated.
(2)	On June 20, 2014, this vessel was sold and the management agreement between Starbulk S.A. and the previous owners was terminated. The Company received management fees for a period of two months following the termination date, in accordance with the terms of the management agreement
(3)	On July 3, 2014, the Company received a notice of termination of the management agreement for the vessel Marto, one of the third-party owned vessels under the Company’s management. The management agreement was terminated upon the vessel’s delivery to its new managers, on August 20, 2014. The Company was entitled to receive management fees for a period of three months following the termination date, in accordance with the terms of the management agreement.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies is included in Note 2 to the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 8, 2015. There have been no changes to the Company’s significant accounting policies in the six month period ended June 30, 2015, except for the following:
Vessel, net: Effective January 1, 2015, and following management’s reassessment of the residual value of the Company’s vessels, the estimated scrap value per light weight tonnage was increased from $0.2 to $0.3. The current value of $0.3 was based on the historical average demolition prices prevailing in the market. The effect of this change in accounting estimate, which pursuant to Accounting Standards Codification (‘ASC’) 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, was to decrease the depreciation expense and the net loss for the six month period ended June 30, 2015, by $3,273 or $0.02 loss per basic and diluted share.
Vessels under capital lease: The Company has entered into certain leasing agreements for the leasing of various vessels. Leases of vessels are classified as capital leases when they satisfy the criteria for capital lease classification under ASC 840 “Leases”. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the statement of operations and is included within "Interest and finance costs" in the consolidated statement of operations. Depreciation of vessels under capital lease is included within "Depreciation" in the consolidated statement of operations. When the ownership of a vessel is transferred at the end of the lease, or there is a bargain purchase option, the vessel is depreciated on a straight-line basis over its useful life as if the vessel was owned. Otherwise, vessels under capital lease are depreciated on a straight-line basis over the term of the lease.

Share incentive plan awards – Share Options: The fair value of share option grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized (generally as compensation expense) over the requisite service period for all awards that vest.
Recent accounting pronouncements:
Simplifying the Presentation of Debt Issuance Costs: In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (‘ASU’) No.  2015-03, Interest—Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. ASU 2015-03 is effective, for public business entities, for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. While the Company has not yet adopted this ASU, its adoption is not expected to have a material effect on the Company’s financial statements and accompanying notes.
Revenue from Contracts with Customers: On May 28, 2014, the FASB issued ASU No. 2014-09 “Revenue from contracts with customers” with an effective date for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. On August 12, 2015, the FASB issued ASU No. 2015-14 “Revenue from contracts with customers”, which defers the effective date of ASU 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. Presently, the Company is assessing what effect the adoption of these ASUs will have on its financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Technical Corrections and Improvements: In June 2015, FASB issued ASU No. 2015-10, Technical Corrections and Improvements. The amendments in this update cover a wide range of Topics in the ASC. The amendments in this update represent changes to make minor corrections or minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Among others, according to the requirements of the ASU, for nonrecurring measurements estimated at a date during the reporting period other than the end of the reporting period, a reporting entity shall clearly indicate that the fair value information presented is not as of the period’s end as well as the date or period that the measurement was taken. Transition guidance varies based on the amendments in this update. The amendments in this update that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. All other amendments will be effective upon the issuance of this update. While the Company has not yet adopted this ASU, its adoption is not expected to have a material effect on the Company’s financial statements and accompanying notes.
Simplifying the Measurement of Inventory: In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the measurement of inventory”. Topic 330, Inventory, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this update require an entity to measure inventory within the scope of this update at the lower of cost and net realizable value.  For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.. The amendments in this update should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period.  While the Company has not yet adopted this ASU, its adoption is not expected to have a material effect on the Company’s financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties:

Details of the Company’s transactions with related parties are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014, included in the Company’s annual report on Form 20-F. In addition to those transactions, three of the Excel Vessels (Christine (tbr Star Martha), Star Pauline and Star Despoina), which were acquired with attached time charters, are managed by Maryville Maritime Inc. (“Maryville”), a subsidiary of Excel.  Maryville is managing these three vessels until the expiration of their existing time charter agreements (two of which expired in August 2015 and one which expires in October 2015) at a monthly fee of $17.5 per vessel.
Transactions and balances with related parties are analyzed as follows:
Balance Sheet
	December 31, 2014	June 30, 2015
Assets
Oceanbulk Maritime S.A. and its affiliates	$241	$667
Product Shipping & Trading S.A.	4	4
Total Assets	$245	$671

Liabilities
Interchart Shipping Inc.	$6	$6
Combine Marine Ltd.	-	9
Management and Directors Fees	462	314
Managed Vessels of Oceanbulk Shipping LLC	9	7
Oceanbulk Sellers (Note 13)	1,689	50
Maryville Maritime Inc.	-	514
Total Liabilities	$2,166	$900

Excel Vessel Bridge Facility outstanding balance	December 31, 2014	June 30, 2015
Excel Vessel Bridge Facility – current portion	$8,168	$-
Excel Vessel Bridge Facility – non- current portion	47,993	-
Total Excel Vessel Bridge Facility	$56,161	$-

Capitalized Expenses	December 31, 2014	June 30, 2015
Advances for vessels under construction and acquisition of vessels
Oceanbulk Maritime S.A.- commission fee for newbuilding vessels	$1,038	$1,557

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Statements of Operations	Six month period ended June 30,
	2014	2015
Voyage expenses-Interchart	$(385)	$(1,650)
Executive directors consultancy fees	(286)	(317)
Non-executive directors compensation	(71)	(79)
Office rent - Combine Marine Ltd.	(21)	(17)
Management fee expense - Maryville Maritime Inc.	-	(315)
Interest on Excel Vessel Bridge Facility	-	(220)
Management fee income - Oceanbulk Maritime S.A.	93	-
Management fee income - Managed Vessels of Oceanbulk Shipping LLC	1,299	-
Management fee income Product Shipping & Trading S.A.	62	-

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2014	June 30, 2015
Lubricants	$6,853	$8,106
Bunkers	7,515	8,585
Total	$14,368	$16,691

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.	Vessels and Other Fixed Assets, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2014	June 30, 2015
Cost
Vessels	$1,541,538	$1,857,658
Fair value adjustment	100,065	151,588
Other fixed assets	1,683	1,701
Impairment charge	-	(8,282)
Total cost	1,643,286	2,002,665
Accumulated depreciation	(201,435)	(230,001)
Vessels and other fixed assets, net	$1,441,851	$1,772,664

As of June 30, 2015, the Company performed an impairment review for its fleet, since certain factors indicated that the carrying amount of its vessels might not be recoverable. Such review did not result in any impairment to the value of the Company’s vessels, except for the value of certain vessels that the Company agreed to sell, which vessels were subject to an impairment charge as discussed below.

Vessels acquired / disposed during the six month period ended June 30, 2014
On January 24, 2014, the Company entered into two agreements to acquire from Glocal Maritime Ltd, or “Glocal”, an unaffiliated third party, two 98,681 dwt Post-Panamax vessels, Star Vega and Star Sirius, built 2011, for an aggregate purchase price of $60,000. The vessels Star Vega and Star Sirius, were delivered to the Company on February 13, 2014 and March 7, 2014, respectively. The vessels, upon their delivery, were chartered back to Glocal for a daily rate of $15 less brokerage commission of 1.25% until at least June 2016.
No vessel disposals took place in the six month period ended June 30, 2014.

Vessels acquired / disposed during the six month period ended June 30, 2015
Delivery of newbuilding vessels:
(i)	On January 8, 2015, the Company took delivery of the vessel Indomitable (ex–HN 5016), for which it had previously made a payment of $34,942 in December 2014. To partially finance the delivery installment of the Indomitable, the Company drew down $32,480 under the BNP $32,480 Facility.
(ii)	On February 27, 2015, the Company took delivery of the vessels Honey Badger (ex–HN 164) and Wolverine (ex–HN 165), for which the Company paid delivery installments of $19,422 each. On March 13, 2015, the Company drew down $38,162 for the financing of both Honey Badger and Wolverine under the Sinosure Facility.
(iii)	On March 25, March 31, April 7, and June 26, 2015, the Company took delivery of the Ultramax vessels Idee Fixe (ex–HN 1063), Roberta (ex–HN 1061), Laura (ex–HN 1062) and Kaley (ex–HN1064), respectively, which are all subject to separate bareboat charter agreements (which are accounted for as capital leases as discussed below) with Jiangsu Yangzijiang Shipbuilding Co. Ltd. (“New Yangzijiang”).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

(iv)	On April 2, 2015, the Company took delivery of the Newcastlemax vessel Gargantua (ex-HN 166). The delivery instalment of $37,682 was partially financed by $32,400 drawn under the DNB-SEB-CEXIM $227,500 Facility, while the remaining amount was financed through existing cash.
(v)	On May 27, 2015, the Company took delivery of the Capesize vessel Deep Blue (ex-HN 5017). The delivery installment of $34,982 was partially financed by $28,680 drawn under the DVB $31,000 Deep Blue Facility.
Acquisition of secondhand vessels:
During the six month period ended June 30, 2015, the remaining six of the Excel Vessels (Star Nina (ex. Iron Kalypso), Star Nicole (ex. Elinakos), Star Claudia (ex. Happyday), Star Monisha (ex. Iron Beauty), Rodon and Star Jennifer (ex. Ore Hansa) were delivered to the Company in exchange for 4,257,887 common shares and $39,475 in cash, completing the acquisitions of 34 vessels from Excel as further discussed in Note 1 above.
Sale of vessels:
On January 20, January 28, March 6, and March 19, 2015, the Company entered into separate agreements with third parties to sell four of the recently acquired Excel Vessels Star Julia, Star Tatianna, Rodon and Star Monika, respectively. The vessels were delivered to their new owners on February 4, February 9, March 12 and April 7, 2015, respectively. As of March 31, 2015, the vessel Star Monika met the criteria for classification as held for sale, and the Company recognized an impairment loss of $1,080. In addition, the vessel Star Kim, which was agreed to be sold in December 2014, was delivered to its new owners on January 21, 2015. In connection with the sale of the vessels Star Julia, Star Tatianna, Star Monika and Star Kim, the Company prepaid an amount of $18,181 under the Excel Vessel CiT Facility.
In addition, on April 17, 2015, May 18, 2015 and June 5, 2015 the Company entered into separate agreements with third parties to sell the vessels Star Big, Star Christianna and Star Mega. The vessels were delivered to their new owners on June 4, 2015, June 23, 2015 and June 17, 2015, respectively.

In connection with the aforementioned sales the Company recognized a total net loss on sale of vessels of $13,389, which is separately reflected in the statement of operations for the six month period ended June 30, 2015.

On May 28, 2015, the Company entered into an agreement with a third party to sell the vessel Maiden Voyage. As part of this transaction, the vessel will be leased back to the Company under a time charter for two years, and Star Bulk will guarantee all the liabilities and responsibilities of the vessel’s shipowning entity (Premier Voyage LLC) under this charter. The lease back did not meet the lease classification test for a capital lease and will be accounted for as operating lease. In addition, the vessel did not meet the ‘held-for-sale’ classification criteria as of June 30, 2015, as it was not considered available for immediate sale in its present condition. In connection with this sale, an impairment charge of $8,282 was recorded, which includes a $4,411 write-off of the fair value adjustment recognized upon the Merger (Note 1). The vessel was delivered to its new owner in September 2015 (Note 15).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Capital leases:
On May 17, 2013, subsidiaries of Oceanbulk entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels being built at New Yangzijiang.  The Company assumed these bareboat charters following the completion of the Merger. The vessels were constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang.  Each pair had one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”).  Delivery of each vessel to the Company was deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. Pursuant to the terms of the bareboat charter, the Company was required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $20,680 for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, as agreed to be financed by the relevant New YJ Owner, to whom the Company will pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis.  After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices.  On the eighth anniversary of the delivery of each vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the four vessels. As further discussed above, the Company took delivery of these four vessels during the six month period ended June 30, 2015.
Based on applicable accounting guidance, the Company determined that the bareboat charters should be classified as capital leases. At the time of delivery, when the term of the lease was deemed to begin, the Company recorded a financial liability and a financial asset equal to the present value of the minimum lease payments in accordance with the applicable capital lease accounting guidance. The net book value of these vessels (which includes the upfront fees paid by the Company to the lessor during the construction period and the additional amounts paid by the Company to the lessor at the vessel’s delivery in form of additional upfront fees, net of accumulated depreciation) recorded as of June 30, 2015 is reflected within “Vessels and other fixed assets, net” in the accompanying unaudited consolidated balance sheet. The charge resulting from amortization of these leased assets is included within “depreciation expense” in the accompanying unaudited statement of operations.  The interest expense on the financial liability related to these capital leases as of June 30, 2015 was $872 and is included within “Interest and finance costs” in the accompanying unaudited statement of operations. As of June 30, 2015 the net book value of the vessels was $123,210, with accumulated amortization of $842.
The principal payments required to be made after June 30, 2015, for the outstanding capital lease obligations, are as follows:
Twelve month periods ending	Amount
June 30, 2016	$8,640
June 30, 2017	8,640
June 30, 2018	8,640
June 30, 2019	9,572
June 30, 2020	12,370
June 30, 2021 and thereafter	58,016
Total capital lease minimum payments	$105,878
Excluding bareboat interest	24,198
Total lease commitments	81,680
Lease commitments – current portion	4,380
Lease commitments – non-current portion	77,300

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.	Advances for vessels under construction and acquisition of vessels:
	December 31, 2014	June 30, 2015

Pre-delivery yard installments	$270,947	$206,997
Fair value adjustment (Note 1)	137,923	86,400
Bareboat capital leases – upfront hire & handling fees	31,467	44,551
Capitalized interest and finance costs	10,654	14,636
Other capitalized costs (Note 3)	3,542	4,554
Advances for secondhand vessels	79	-
Impairment charge	-	(19,467)
Total	$454,612	$337,671

As summarized in the relevant table of Note 1, as of June 30, 2015 the Company was party to 25 newbuilding contracts for the construction of dry bulk carriers of various types, 14 of which were assumed as part of the Merger and the Pappas Transaction.  As of June 30, 2015, the total aggregate remaining contracted price for the 25 newbuilding vessels plus agreed additional amounts was $577,868 (giving effect to the renegotiated prices and delivery dates of certain of the Company’s newbuilding vessels disclosed in Notes 15(a) and (b)), payable in periodic installments up to their deliveries, of which $500,681 is payable during the next twelve months ending June 30, 2016 and the remaining $77,187 is payable during the twelve months ending June 30, 2017.
On February 17, 2014, the Company entered into separate bareboat charter party contracts with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of Shanghai Waigaoqiao Shipbuilding Co., Ltd. (“SWS”), a Chinese shipyard, to bareboat charter for ten years two fuel efficient newbuilding Newcastlemax dry bulk vessels (the ‘CSSC Vessels”), each with a cargo carrying capacity of 208,000 dwt. The vessels are being constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charters, the Company is required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $47,200 and $46,400, respectively, for the construction cost of each vessel, corresponding to the last pre-delivery and delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount. In addition, the Company will pay an installment of $300 plus an additional amount of $669 for agreed extra costs for both vessels. In addition, the Company is also obliged to pay an amount of $936 representing handling fees in two installments. The first installment of $462 was paid upon the signing of the bareboat charters, and the second installment is due in one year. Under the terms of the bareboat charters, the Company has the option to purchase the CSSC Vessels at any time, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices whilst it has a respective obligation of purchasing the vessels at the expiration of the bareboat term at a purchase price of $14,160 and $13,919, respectively. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the CSSC Vessels.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

In addition, following the completion of the Merger and the Pappas Transactions, the Company assumed bareboat charters with respect to five newbuilding vessels being built at SWS for subsidiaries of Oceanbulk at the time of Merger. On December 27, 2013, subsidiaries of Oceanbulk had entered into separate bareboat charter party contracts with affiliates of SWS for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS.  Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery of each vessel to the Company is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charter, the Company is required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $46,400 for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount payable every six months and a one-time handling fee of $464. In addition, the Company will pay for the five newbuilding vessels an aggregate amount of $1,680 for agreed extra costs. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, the Company has the obligation to purchase the vessel at a purchase price of $13,919. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the five vessels.
Based on applicable accounting guidance, the Company determined that the bareboat charters with the affiliates of SWS and CSSC should be classified as capital leases. Therefore, the amount of $15,669 paid during the six months ended June 30, 2015, representing the installments for the upfront hire and handling fees of the newbuilding vessels, including for those vessels delivered during this period, has been capitalized. In addition, based on the lease agreement provisions, the Company is not deemed to bear substantially all of the construction period risk and therefore is not considered the owner of the vessels during the construction period. Therefore, each of the above bareboat charters is not considered a sales type lease and will not be accounted for as a sale and leaseback transaction upon the delivery of each newbuilding vessel to the Company, when the lease term is deemed to begin.  At that time the Company will recognize the appropriate financial liability and financial asset in accordance with the applicable capital lease accounting guidance.
During the six month period ended June 30, 2015, the Company entered into a cancellation agreement with a shipyard for the cancellation of a shipbuilding contract for a newbuilding vessel, which was previously scheduled to be delivered to the Company in June 2016 under a bareboat charter agreement. Under this cancellation agreement, the Company has no obligation to compensate the shipyard or the bareboat charterer for this cancelled vessel. In connection with the respective cancellation an impairment of $3,009 was recorded, which includes a $2,500 write-off of the fair value adjustment recognized upon the Merger. (Note 1).
During the six month period ended June 30, 2015, the Company entered into an agreement with a third party to sell one of its newbuilding vessels upon its delivery to the Company, which is expected to take place in 2016. In connection with this sale, an impairment charge of $16,458 was recorded, which includes a $11,300 write-off of the fair value adjustment recognized upon the Merger (Note 1).

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.	Fair value of Above Market Acquired Time Charters:
The amortization of fair value of above market acquired time charters for the six months ended June 30, 2014 and 2015 was $3,149 and $7,071, respectively.  It relates to (i) the vessels Star Big and Star Mega, which were acquired in 2011, (ii) the vessels Amami and Medredeus, which were acquired as part of the Merger with time charters attached, and (iii) three Excel Vessels (Christine (tbr Star Martha), Star Pauline and Star Despoina), which were acquired as part of the Excel Transactions each with a time charter. Such amortization is included under “Voyage revenues” in the accompanying unaudited interim condensed consolidated statements of operations. The accumulated amortization of these above market time charters as of December 31, 2014 and June 30, 2015 was $21,200 and $28,271, respectively.
The estimated aggregate amortization expense of the above market acquired time charters until their expiration is analyzed as follows:

Twelve month periods ending	Amount
June 30, 2016	$2,723
Total	$2,723

As described in Note 5 above, in the second quarter of 2015, the Company entered into an agreement with a third party to sell the vessel Star Big. In view of its planned sale, its above market acquired time charter was early terminated, and the unamortized balance relating to this vessel of $2,114, at June 30, 2015, was written-off and reflected under “Loss on time charter agreement termination” in the accompanying unaudited interim condensed statement of operations for the six month period ended June 30, 2015.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.	Long-term Debt:
The table below presents outstanding amounts under the Company’s bank loans and notes as of December 31, 2014 and June 30, 2015:

	December 31, 2014	June 30, 2015
Commerzbank $120,000 and $26,000 facilities	$74,680	$44,417
Credit Agricole Corporate and Investment Bank $70,000 facility	54,968	52,998
ABN AMRO Bank N.V. $31,000 facility	12,800	-
HSH Nordbank AG $64,500 facility	29,600	24,547
HSH Nordbank AG $35,000 facility	33,187	31,979
Deutsche Bank AG $39,000 facility	36,660	35,100
ABN $87,458 Facility	76,689	71,740
Deutsche Bank $85,000 Facility	82,708	79,875
HSBC $86,600 Facility	83,490	80,380
CEXIM $57,360 Facility	-	-
HSBC $20,000 Dioriga Facility	19,300	18,600
NIBC $32,000 Facility	-	-
BNP $32,480 Facility	32,480	31,406
Excel Vessel Bridge Facility	56,161	-
DVB $24,750 Facility	24,750	22,950
Excel Vessel CiT Facility	30,000	-
Sinosure Facility	-	37,366
Citi Facility	51,478	87,329
Heron Vessels Facility	24,567	21,589
DNB $120,000 Facility	88,275	106,712
DVB $31,000 Deep Blue Facility	-	28,680
DNB–SEB–CEXIM 227,500 Facility	-	32,400
8.00% 2019 Notes	50,000	50,000
	$861,793	$858,068

Details of the Company’s credit facilities and debt securities are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2014, included in the Company’s annual report on Form 20-F, except for the following:
a)	Prepayment of the Excel Vessel Bridge Facility: On January 29, 2015, the Company fully prepaid the Excel Vessel Bridge Facility.

b)	DVB $31,000 Deep Blue Facility: On May 21, 2015, the Company entered into an agreement with DVB Bank SE (the “DVB $31,000 Deep Blue Facility”) for up to $31,000 to partially finance the construction cost of Deep Blue (ex-HN 5017), a Capesize bulk carrier, under construction by Japan Marine United Corporation. The Company drew $28,680 in May 2015, upon the vessel’s delivery to the Company. The facility will be repaid in 24 equal, consecutive, quarterly principal installments of $476.5 each, with the first become becoming due and payable three months from the drawdown date, and a balloon installment of $17,245 payable simultaneously with the 24th instalment in May 2021. The DVB $31,000 Deep Blue Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

c)	BNP committed term sheet: On March 13, 2015, the Company entered into a committed term sheet with BNP Paribas for up to $39,500 to finance two vessels, the newbuilding vessel HN5056 (tbn Megalodon) and the 2004-built Panamax vessel Star Emily.

d)	DNB–SEB–CEXIM $227,500 Facility: On March 31, 2015, the Company entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA and the Export-Import Bank of China (CEXIM) as mandated lead arrangers and DNB Bank ASA, Skandinaviska Enskilda Banken AB (SEB) and CEXIM as original lenders (the “DNB–SEB–CEXIM $227,500 Facility”) for up to $227,500 to partially finance the construction of seven newbuilding vessels, HN166 (tbn Gargantua), HN167 (tbn Goliath), HN1338 (tbn Star Aries), HN184 (tbn Maharaj), HN1339 (tbn Star Taurus), HN1342 (tbn Star Gemini) and HN198 (tbn Star Poseidon). The financing will be available in seven separate tranches, one for each newbuilding vessel. The first tranche of $32,400 was drawn in April, 2015, upon the delivery of the vessel Gargantua (ex–HN 166) to the Company. This tranche will be repaid in 24 equal, consecutive, quarterly principal installments of $508.4 each, with the first becoming due and payable three months from the drawdown date and a balloon installment of $20,198 payable simultaneously with the 24th instalment in April 2021. The DNB–SEB–CEXIM $227,500 Facility is secured by a first priority cross-collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

e)	ABN AMRO Bank N.V. $31,000 Facility: On March 31, 2015, the Company and ABN AMRO signed a third supplemental agreement and agreed to revise certain financial covenants governing this facility. In June 2015, this facility was fully repaid following the sale of the vessels Star Big and Star Mega. (Note 5)

f)	Restructuring Agreement – Commerzbank $120,000 and $26,000 Facilities: On March 30, 2015, the Company and Commerzbank AG signed a second supplemental agreement. Under the supplemental agreement, the Company agreed to (i) prepay Commerzbank AG $3,000, (ii) amend some of the financial covenants governing this facility, and (iii) change the repayment date relative to Commerzbank $26,000 tranche from September 7, 2016 to July 31, 2015. The tranche of Commerzbank $26,000 was fully repaid in June 2015.

g)	Excel Vessel CiT Facility: On June 10, 2015, the Company fully repaid the Excel Vessel CiT Facility.

h)	Amendment of Financial Covenants: During the second quarter of 2015 the Company reached agreements with all of its lenders to amend certain financial covenants included in its loan facilities.

Under the DNB–SEB–CEXIM $227,500 Facility, the Company is not allowed to pay dividends until December 2017, if the Company’s liquid funds are not greater than $200,000 or $2,000 per fleet vessel. Under its other loan agreements, the Company is not allowed to pay dividends until December 31, 2016.  In any event, the Company may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Furthermore, the Company’s credit facilities contain financial covenants requiring the Company to maintain various financial ratios, including:

—	a minimum percentage of aggregate vessel value to loans secured;
—	a maximum ratio of total liabilities to market value adjusted total assets;
—	a minimum EBITDA to interest coverage ratio;
—	a minimum liquidity; and
—	a minimum equity ratio.
As of December 31, 2014 and June 30, 2015 the Company was required to maintain minimum liquidity, not legally restricted, of $35,400 and $35,200, respectively, which is included within “Cash and cash equivalents” in the accompanying balance sheets.  In addition, as of December 31, 2014 and June 30, 2015 the Company was required to maintain minimum liquidity, legally restricted, of $13,972 and $13,789, respectively, which is included within “Restricted cash” in the accompanying balance sheets.
As of December 31, 2014 and June 30, 2015, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements.
The principal payments required to be made after June 30, 2015, for all the then outstanding debt, are as follows:
Twelve month periods ending	Amount
June 30, 2016	$93,128
June 30, 2017	140,554
June 30, 2018	89,780
June 30, 2019	203,411
June 30, 2020	215,902
June 30, 2021 and thereafter	115,293
Total (including 8% 2019 Notes)	$858,068
Excluding 8.00% 2019 Notes	50,000
Total Long term debt	808,068
Long term debt – current portion	93,128
Long term debt – non-current portion	714,940

At June 30, 2015, 56 of the Company’s owned vessels, having a net carrying value of $1,528,386, were subject to first-priority mortgages as collateral to its loan facilities.
For the six month periods ended June 30, 2014 and 2015, the Company’s existing debt agreements bore interest at a weighted-average rate of approximately 3.33% and 3.30%, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

All of the Company’s bank loans bear interest at LIBOR plus a margin. The amounts of “Interest and finance costs” included in the accompanying consolidated statements of operations are analyzed as follows:
	Six month period ended June 30,
	2014	2015

Interest on long term debt	$3,936	$16,991
Less: Interest capitalized	(1,252)	(6,221)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other Comprehensive Income	-	1,491
Amortization of loan expenses	284	1,199
Other bank and finance charges	89	411
Interest and finance costs	$3,057	$13,871

In connection with the prepayment of the Excel Vessel Bridge Facility, the Excel Vessel CiT Facility, the ABN AMRO $31,000 Facility and the Commerzbank 26,000 Facility, $974 of unamortized deferred finance charges was written off and included under “Loss on debt extinguishment” in the accompanying consolidated statement of operations for the six month period ended June 30, 2015.
9.	Preferred and Common Shares and Additional Paid in Capital:

Details of the Company’s Preferred and Common Shares are discussed in Note 10 of the Company’s consolidated financial statements for the year ended December 31, 2014, included in the Company’s annual report on Form 20-F, filed with the SEC on April 8, 2015.
During the six month period ended June 30, 2014, 22,598 common shares were issued, as part of the consideration for the acquisition of 33% of the total outstanding common stock of Interchart.
During the six month period ended June 30, 2014, the Company issued 394,167 common shares under its 2014 Equity Incentive Plan, 8,000 common shares, which were granted to certain directors of the Company and 9,333 common shares to the Company’s former Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement.
In August 2014, the Company agreed to issue the Excel Vessel Share Consideration of 29,917,312 common shares under the terms of the Excel Transactions. During the six month period ended June 30, 2015, the Company issued 4,257,887 common shares as part of the Excel Vessel Share Consideration following the deliveries of the last six Excel Vessels (Note 1).
Equity offerings
On January 14, 2015, the Company completed a primary underwritten public offering of 49,000,418 of its common shares, at a price of $5.00 per share. The aggregate proceeds to the Company, net of underwriters commissions and offering expenses, were  $242,211.
On May 18, 2015, the Company completed a primary underwritten public offering of 56,250,000 common shares, at a price of $3.20 per share. The aggregate proceeds to the Company, net of underwriters commissions and offering expenses, were $175,586.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.	Management fees
As of January 1, 2015, the Company engaged Ship Procurement Services S.A. (“SPS”), an unaffiliated third party company, to provide to its fleet certain procurement services at a daily fee of $0.295 per vessel. Total management fees to SPS for the six month period ended June 30, 2015, were $3,748 and are included in Management fees in the accompanying unaudited interim condensed statement of operations. In addition, Management fees for the six month period ended June 30, 2015 also include $315 of fees incurred pursuant to the management agreement with Maryville discussed in Note 3.

11.	Earnings / Loss per Share:

All shares issued (including the restricted shares issued under the Company’s equity incentive plans) are the Company’s common shares and have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreements. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.
The Company calculates basic and diluted earnings / loss per share as follows:
	Six month period ended June 30,
	2014	2015
Income / (Loss):
Net income / (loss)	$(3,870)	$(105,197)

Basic earnings/ (loss) per share:
Weighted average common shares outstanding, basic	28,973,621	171,736,658
Basic earnings (loss) per share	$(0.13)	$(0.61)

Effect of dilutive securities:
Dilutive effect of non-vested shares	-	-
Weighted average common shares outstanding, diluted	28,973,621	171,736,658
Diluted earnings / (loss) per share	$(0.13)	$(0.61)

For the six month periods ended June 30, 2014 and 2015, and on the basis that the Company incurred a net loss, the effect of 412,834 and 676,150, respectively, non-vested shares, as well as the effect of 521,250 non-vested share options as of June 30, 2015, would be anti-dilutive; therefore “Basic earnings / (loss) per share” equals “Diluted earnings  / (loss) per share”.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.	Equity Incentive Plans:
Details of the Company’s 2013 and 2014 Equity Incentive Plans and share awards granted up to December 31, 2014 are discussed in Note 14 of the Company’s consolidated financial statements for the year ended December 31, 2014, included in the Company’s annual report on Form 20-F, filed with the SEC on April 8, 2015.
On April 13, 2015 the Company’s Board of Directors adopted the 2015 Equity Incentive Plan and reserved for issuance 1,400,000 common shares thereunder. In addition, on the same date, 676,150 restricted common shares were granted to certain directors, former directors, officers and employees, which will vest on April 13, 2016. The fair value of each restricted share was $3.55, which was determined by reference to the closing price of the Company’s common shares on the grant date.
On April 13, 2015, the Company’s Board of Directors also added share options to the Company’s executive compensation strategy in order to attract and retain executives and to motivate them to execute the Company’s business plan. On the same date, the Board of Directors granted share purchase options of up to 521,250 common shares to certain executive officers, at an option exercise price of $5.50 per share. These options are exercisable in whole or in part between the third and the fifth anniversary of the grant date, subject to the respective individuals remaining employed by the Company at the time the options are exercised.
The fair value of all share option awards was calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the share option awards is set out below:
▪	Option type: Bermudan call option
▪	Grant Date: April 13, 2015
▪	Expected term: Given the absence of expected dividend payments (discussed below), the Company expects that it is optimal for the holders of the granted options to avoid early exercise of the options. As a result, the Company assumes that the expected term of the options is their contractual term (i.e. five years from the grant date).
▪	Expected volatility: The Company used the historical volatility of the common shares to estimate the volatility of the price of the shares underlying the share option awards. The final expected volatility estimate, which is based on historical volatility for the two years preceding the grant date, was 59.274%.
▪	Expected dividends: The Company does not currently pay any dividends to its shareholders, and the Company’s loan agreements contain restrictions and limitations on dividend payments. Based on the foregoing, the outstanding newbuilding orderbook of the Company and the market conditions prevailing currently in the dry bulk industry, the Company’s management determined for purposes of this calculation that the Company is not expected to pay dividends before the expiration of the share options.
▪	Dilution adjustment: Compared to the number of common shares outstanding, the Company’s management considers the overall number of shares covered by the options as immaterial, so no dilution adjustment was incorporated in the valuation model.
▪	Risk-free rate: The Company has elected to employ the risk-free yield-to-maturity rate to match the expected term of the options (which as explained above is five years from the grant date). As of the grant date, the yield-to-maturity rate of five-year U.S. Government bonds was approximately 1.3%.
All non vested shares and options vest according to the terms and conditions of the applicable agreements with the Company. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared.  The dividends with respect to these shares are forfeitable. Share options have no voting or other shareholder rights.
The Company currently expects that there will be no forfeitures of non-vested shares or options.  The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest.  For the six month periods ended June 30, 2014 and 2015, total share based compensation cost was $1,903 and $1,407, respectively, and is included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

A summary of the status of the Company’s non-vested share options and restricted shares as of June 30, 2015 and the movement during the six month periods ended June 30, 2014 and 2015, respectively, is presented below.

Options	Shares	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2015	-	$-	$-
Granted	521,250	5.5	1.4121
Outstanding as of June 30, 2015	521,250	$5.5	$1.4121

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2014	276,667	$7.46
Granted	402,167	10.86
Vested	(266,000)	7.65
Unvested as at June 30, 2014	412,834	$10.65

Unvested as at January 1, 2015	394,167	$10.86
Granted	676,150	3.55
Vested	(394,167)	10.86
Unvested as at June 30, 2015	676,150	$3.55

The estimated compensation cost relating to non-vested share option and restricted share awards not yet recognized was $704 and $1,884, respectively, as of June 30, 2015 and is expected to be recognized over the weighted average period of 4.79 years and 0.79 years, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Commitments and Contingencies:

  a)    Lease commitments
The following table sets forth inflows or outflows, related to the Company’s leases, as at June 30, 2015.
	Twelve month periods ending June 30,
+ inflows/ - outflows	Total	2016	2017	2018	2019	2020	2021 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$48,008	$47,258	$750	$-	$-	$-	$-
Bareboat capital leases - upfront hire & handling fees (2)	(13,613)	(12,269)	(1,344)	-	-	-	-
Bareboat commitments charter hire (3)	(364,854)	(4,803)	(26,123)	(27,219)	(27,151)	(27,488)	(252,070)
Total	$(330,459)	$30,186	$(26,717)	$(27,219)	$(27,151)	$(27,488)	$(252,070)

_________________
(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of June 30, 2015, non-cancellable time and freight charter until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.
(2)	The amounts represent the Company’s commitments under the bareboat lease arrangements representing the upfront hire and handling fees for those vessels being, as of June 30, 2015, under construction.
(3)	The amounts represent the Company's commitments under the bareboat lease arrangements representing the charter hire for those vessels being, as of June 30, 2015, under construction. The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month Libor rate of 0.4449%, as of June 30, 2015 (please refer to Note 6).
  b)    Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels.  The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure.  Currently, management is not aware of any such claims or contingent liabilities, for which it has not accrued for, requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.
The Company’s vessels are covered for pollution in the amount of $1 billion of insurance per vessel per incident, by the Protection and Indemnity (P&I) Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims.  Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its condensed consolidated financial statements.
As described on Item 8 of the Company’s the Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on April 8, 2015, on October 23, 2014, a purported shareholder of the Company filed a derivative and putative class action lawsuit in New York state court against the Company’s Chief Executive Officer, members of its Board of Directors and several of its shareholders and related entities, and on March 4, 2015, the Company and the other defendants moved to dismiss the complaint. A judgment on the motion to dismiss is expected to be completed by October 2015. The motion is pending.  All discovery deadlines have been stayed pending resolution of the motion.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

  c)    Contingencies relating to Heron
Following the completion of the Merger, Oceanbulk Shipping became a wholly owned subsidiary of the Company. Oceanbulk Shipping owned an outstanding loan receivable of $23,680 from Heron, which was convertible into 50% of Heron’s equity. After the conversion of the loan, on November 5, 2014, Heron became a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and Oceanbulk Shipping shares joint control over Heron with ABY Group Holding Limited. Based on the applicable related agreements, neither party will entirely control Heron. In addition, any operational and other decisions with respect to Heron will need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of June 30, 2015, all vessels previously owned by Heron had been either sold or distributed to its equity holders. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after local authorities permit, until that occurs, contingencies to the Company may arise. However, the pre-transaction investors in Heron will effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the Merger Agreement, any cash received from the final liquidation of Heron will be transferred to the Sellers. As further disclosed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2014, included in the Company’s annual report on Form 20-F, the Company entered into a loan agreement with CiT Finance LLC for an amount of $25,311, to finance the cash portion of the acquisition of the Heron Vessels and drew this amount in December 2014, upon the acquisition of the Heron Vessels. As of December 31, 2014 and June 30, 2015, the Company had an outstanding payable of $1,689 and 50, respectively, to the Sellers which is included under “Due to related parties” in the accompanying balance sheets.
14.	Fair value measurements:

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.
Fair value on a recurring basis:
Interest rate swaps
The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities.
In June 2013, the Company entered into two interest rate swap agreements with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward its floating interest rate liabilities under the two tranches of the Credit Agricole $70,000 Facility. The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26,840 and $28,628, for the Star Borealis and Star Polaris tranches, respectively, of the Credit Agricole $70,000 Facility. The Credit Agricole Swaps were effective by November and August 2014, respectively, and mature in August and November 2018. Under the terms of the Credit Agricole Swaps, the Company pays on a quarterly basis a fixed rate of 1.705% and 1.720% per annum, respectively, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of June 30, 2015, the notional amount of these swaps was $25,869 and $27,129, for the Star Borealis and the Star Polaris, respectively.
In addition, on April 28, 2014, the Company entered into two interest rate swap agreements (the “HSH Swaps”) to fix forward 50% of its floating interest rate liabilities for the HSH Nordbank $35,000 Facility. The HSH Swaps came into effect in September 2014 and mature in September 2018. Under the terms of the HSH Swaps, the Company pays on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of June 30, 2015, the notional amount of these swaps was $15,990.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Up to August 31, 2014, the Credit Agricole Swaps and the HSH Swaps were not designated as accounting hedges. As a result, the changes in their fair value at each reporting period up to that date, were reported in earnings under “Gain/(Loss) on derivative financial instruments, net”. On August 31, 2014 the Company designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC 815, “Derivatives and Hedging”. Accordingly, in the accompanying unaudited statement of operations for the relevant period, the effective portion of these cash flow hedges is reported in “Accumulated other comprehensive loss”, while the ineffective portion of these cash flow hedges is reported under “Gain / (Loss) on derivative financial instruments, net”.
As part of the Merger, the Company acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”).  The Goldman Sachs Swaps were effective by October 2014 and mature in April 2018. Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% and 2.07% per annum, based on an aggregate notional amount that varies. From July 1, 2015 to October 1, 2015, this notional amount reached an upper limit of $461,264. The counterparty makes quarterly floating rate payments at three-month LIBOR to the Company based on the same notional amount. Upon the completion of the Merger, on July 11, 2014, the Company re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC 815. Accordingly, the effective portion of these cash flow hedges from that date and until March 31, 2015 (see below) were reported in “Accumulated other comprehensive loss”, while the ineffective portion of these cash flow hedges was reported as gain under “Gain /(Loss) on derivative financial instruments, net”, in the statement of operations for the relevant period. As of June 30, 2015, the notional amount of these swaps was $343,533.
Due to (i) changes in the timing of delivery of some of the Company’s newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale of some of the Company’s vessels in the second quarter of 2015 whose loans had been designated as hedged items, the “highly effective” criterion of the hedging effectiveness test for the Goldman Sachs Swaps was not satisfied for the quarter ended June 30, 2015, based on the Company’s documented method for assessing hedge effectiveness. As a result, the hedging relationship related to the Goldman Sachs Swaps no longer qualify for special hedge accounting, and as of April 1, 2015, the Company de-designated the cash flow hedge related to the Goldman Sachs Swaps. As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net”. The amount already reported up to March 31, 2015 in “Accumulated other comprehensive loss” with respect to the corresponding swaps of $3,639 will remain there and will be reclassified to earnings when the hedged forecasted transaction impacts the Company’s earnings (i.e., when the hedged loan interest is incurred), except for $227 related to loans of the sold vessels discussed above that were written down to earnings in the period ended June 30, 2015, for which the forecasted transactions are no longer expected to occur.
The amount recognized in Other comprehensive income/(loss) is derived from the effective portion of unrealized losses from cash flow hedges.

The amounts of Gain /(Loss) on derivative financial instruments recognized in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Unaudited Condensed Consolidated Statement of Operations	June 30, 2014	June 30, 2015
Gain/(loss) on derivative instruments, net
Unrealized gains/(losses) from the Credit Agricole Swaps and the HSH Swaps before hedging designation (August 31, 2014)	$(819)	$—
Unrealized gains/(losses) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	—	883
Realized gains/(losses) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	—	(1,344)
Write-off of unrealized losses related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	—	(227)
Ineffective portion of cash flow hedges	—	—
Total Gains/(Losses) on derivative instruments, net	$(819)	$(688)

Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income/(loss)	—	(1,491)
Total Gains/(Losses) recognized	$—	$(1,491)

An amount of approximately ($1,061) is expected to be reclassified into earnings during the following 12-month period when realized.
In relation to the above interest rate swap agreements designated as cash flow hedges and the corresponding amount recorded in “Accumulated other comprehensive loss” as of June 30, 2015, and in accordance with ASC 815 “Derivatives and Hedging - Timing and Probability of the Hedged Forecasted Transaction,” the management of the Company considered the creditworthiness of its counterparties and the expectations of the forecasted transactions and determined that no events have occurred that would make the forecasted transaction not probable.
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis.  This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:
Level 1:	Quoted market prices in active markets for identical assets or liabilities
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data
Level 3:	Unobservable inputs that are not corroborated by market data
The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2014 and June 30, 2015 based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Significant Other Observable Inputs (Level 2)
	December 31, 2014		June 30, 2015
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - asset position	$—	$—	$—	$—
Total	$—	$—	$—	$—
LIABILITIES
Interest rate swaps - liability position	$—	$7,732	$9,819	$1,081
Total	$—	$7,732	$9,819	$1,081

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.  The fair value of long-term bank loans, bearing interest at variable interest rates, approximates their recorded values as of June 30, 2015.
The 8.00% 2019 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKL), is approximately $44,360 as of June 30, 2015.
15.	Subsequent Events:

a)	Negotiated vessel delivery delays
The Company has recently reached an agreement in principle with certain shipyards to further defer the delivery of certain of its newbuilding vessels for periods ranging from one to five months. These agreements are subject to execution of final documentation by both parties.
b)	Agreement to reduce the purchase price of certain newbuilding vessels

In July 2015, the Company has reached an agreement in principle with certain shipyards to reduce the purchase price of certain of its newbuilding vessels. The aggregate reduction agreed was $25,828 and will be set off against the remaining newbuilding payments. These agreements are subject to execution of final documentation by both parties.
c)	Sale of Star Natalie and Star Claudia

On August 6, 2015 and August 10, 2015 the Company entered into separate agreements with third parties to sell the vessels Star Natalie and Star Claudia, respectively, at market terms. The vessels were delivered to their new owners on August 26, 2015, and September 2, 2015, respectively.
d)	Sale of Maiden Voyage and agreement to charter back the vessel for two years

On May 28, 2015, the Company entered into an agreement with a third party to sell the vessel Maiden Voyage, at market terms. The Company has agreed to charter back the vessel for a period of two years. The vessel was delivered to its new owners on September 15, 2015, and the Company became the charterer of the vessel on the same date (please see Note 5).
e)	Vessel deliveries

(i)	On July 15, 2015, the Company took delivery of the Newcastlemax vessels Goliath (ex HN 167) and Maharaj (ex HN 184). The delivery instalments of $75, 364 million were partially financed by $60,600 drawn down under the DNB-SEB-CEXIM $227,500 Facility, and the remaining amount was financed by using existing cash.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2015
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

(ii)	On July 22, 2015, the Company took delivery of the Ultramax vessel Star Aquarius (ex HN 5040). The delivery instalment of $20,359 was partially financed by $15,237 million drawn under the NIBC $32,000 Facility and the remaining amount was financed by using existing cash.

(iii)	On August 7, 2015, the Company took delivery of the Ultramax vessel Star Pisces (ex HN 5043). The delivery instalment of $20,351 was partially financed by $15,237 million drawn under the NIBC $32,000 Facility, and the remaining amount was financed by using existing cash.

f)	Financing of HN 1343 (tbn Star Leo)

On August 31, 2015, the Company entered into a 10-year lease arrangement with CSSC to finance up to $40,000 for the delivery installment of the HN 1343 (tbn Star Leo).